Filed pursuant to Rule 253(g)(2)
File No. 024-12488

SUPPLEMENT NO. 14 DATED MAY 2, 2025
TO THE OFFERING CIRCULAR DATED SEPTEMBER 6, 2024

STARFIGHTERS SPACE, INC.
Reusable Launch Hangar, Hangar Rd.
Cape Canaveral, FL, 32920
312-261-0900

This document supplements, and should be read in conjunction with, the offering circular of Starfighters Space, Inc. ("we," "our," "us," or the "Company"), dated September 6, 2024 (the "Offering Circular"), Supplement No. 1 to Offering Circular filed with the Securities and Exchange Commission (the "SEC") on September 23, 2024, Supplement No. 2 to Offering Circular filed with the SEC on September 25, 2024, Supplement No. 3 to Offering Circular filed with the SEC on October 8, 2024, Supplement No. 4 to Offering Circular filed with the SEC on October 28, 2024, Supplement No. 5 to Offering Circular filed with the SEC on October 30, 2024, Supplement No. 6 to Offering Circular filed with the SEC on November 6, 2024, Supplement No. 7 to Offering Circular filed with the SEC on November 13, 2024, Supplement No. 8 to Offering Circular filed with the SEC on December 2, 2024, Supplement No. 9 to Offering Circular filed with the SEC on December 5, 2024, Supplement No. 10 to Offering Circular filed with the SEC on December 26, 2024, Supplement No. 11 to Offering Circular filed with the SEC on January 7, 2025, Supplement No. 12 to Offering Circular filed with the SEC on February 24, 2025 and Supplement No. 13 to Offering Circular filed with the SEC on April 3, 2025. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

This supplement is being filed to include the information in our Annual Report on Form 1-K filed by the Company with the SEC on April 30, 2025, which includes the Company's audited financial statements for the fiscal years ended December 31, 2024 and 2023.

Investing in our Common Stock involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" in the Offering Circular starting on page 10 for a discussion of certain risks that you should consider in connection with an investment in our securities.

THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Supplement No. 14 to the Offering Circular is May 2, 2025.

ANNUAL REPORT ON FORM 1-K

(See attached)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

☒ ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended: December 31, 2024

STARFIGHTERS SPACE, INC.
(Exact name of issuer as specified in its charter)

Delaware	92-1012803
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Reusable Launch Vehicle Hangar, Hangar Rd. Cape Canaveral, FL, 32920
(Full mailing address of principal executive offices)

321-261-0900
(Issuer's telephone number, including area code)

Shares of Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to "we," "us," "our" or "our company" refer to Starfighters Space, Inc., a Delaware corporation.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "expect," "anticipate," "intend," "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes, and our actual results and performance could differ materially from those set forth in any forward-looking statements. The cautionary statements set forth in this Annual Report on Form 1-K identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

  The Company has a limited operating history in an evolving industry, making it difficult for the Company to forecast revenue, plan expenses, and evaluate its business and future prospects;

  The Company has a history of losses and may not be able to achieve profitability;

  The Company's ability to raise capital and the availability of future financing;

  The Company's business involves significant risks and uncertainties that may not be covered by insurance;

  The Company's business with governmental entities is subject to the policies, regulations, mandates, and funding levels of such entities and may be negatively impacted by any change thereto;

  The Company may not be successful in developing new technology, and technology the Company does develop may not meet the needs of its customers;

  The Company operates in competitive industries in various jurisdictions across the world;

  The Company is highly dependent upon the services of Mr. Svetkoff, the Company's Chief Executive Officer, and if the Company is unable to retain Mr. Svetkoff, the Company's ability to compete could be harmed; and

  We depend on several specialized suppliers for the majority of specialized supply needs. Disruptions in the supply of key raw materials or component and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact the Company.

You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report on Form 1-K, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

Company Information

Starfighters Space, Inc. ("Starfighters", the "Company", "we", "our", and "us") was founded and incorporated under the laws of the Delaware on September 6, 2022. The Company's goal is to make space accessible to entrepreneurs, researchers, industry participants, and the government at a high cadence and the right cost.

The Company's head office and mailing address is located at Reusable Launch Vehicle Hangar, Hangar Rd, Cape Canaveral, FL 32920, and the Company's phone number is 321-261-0900. The Company's registered and records office is located at 850 New Burton Road, Suite 201, Dover, Delaware 19904. The Company's website address is https://starfightersspace.com/. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

Intercorporate Relationships

The Company has three wholly owned subsidiaries: Starfighters International, Inc., a Texas corporation ("SII Texas"), which was formed pursuant to the laws of Texas on March 29, 2024; Starfighters International, Inc., a Florida corporation ("Starfighters International"), which was formed pursuant to the laws of Florida on December 3, 2018; and Starfighters, Inc., a Florida corporation ("SFI"), which was formed pursuant to the laws of Florida on November 16, 1995. SFI is owned indirectly by the Company through Starfighters International.

Set forth below is the organizational chart for the Company:

Overview

The Company's mission statement is to make space accessible to entrepreneurs, researchers, industry, and government at a high cadence and the right cost.

Currently, the Company operates the world's only commercial fleet of flight-ready Lockheed F-104s. The Lockheed F-104 was developed as a supersonic aircraft for the United States Armed Forces. The single engine interceptor was favoured for its maximum altitude and climb performance. It was the first production aircraft to reach over MACH 2 in sustained, level flight, which was one of the key criteria as to why the NASA used the Lockheed F-104 for high-speed flight research at the Dryden Flight Research Center. The Lockheed F-104 also performed many safety chase missions in support of advanced research aircraft and provided a launch platform for sounding rockets1 . Test flights showed that a Lockheed F-104 launched single-stage Viper sounding rocket attain a maximum 112km in altitude.2   In total, the Lockheed F-104 flew over 18,000 missions for NASA. NASA retired the Lockheed F-104 in 1995,3  with transition to the McDonnell Douglas F/A-18 Hornet supersonic Aircraft.4

______________________________________
1 Jarosław Dobryzński , Lockheed F-104 Starfighter 90 (Mushroom Model Publications) (2015).

2 F-104 Launched Sounding Rockets, The Unwanted Blog (Jun. 2, 2012), The Unwanted Blog.

3 F-104 Starfighter, NASA (Sept. 27, 2009), NASA.

4 Roy Bryant, The Lockheed F104s of NASAs Flight Research Center, Stars of NASA (Feb. 2004), Stars of NASA.

Recent increases in government expenditures and commercial investment are driving growth in the space economy.5  The Company believes this increase has created a demand for services similar to what the Lockheed F-104s formerly owned by NASA used to provide. That demand is for commercial, research and defense technologies including hypersonic research.6  To the Company's knowledge, there is currently no other aircraft commercially available to the public with the capabilities of the Lockheed F-104 in terms of speed and climbing performance.

The Company aims to address these needs through its existing fleet of seven Lockheed F-104 Aircraft, currently based at NASA's Kennedy Space Center (the "KSC"), as well as through the acquisition of the Platform II Aircraft which the Company believes will provide more advanced capabilities and have a longer operating lifespan. Starfighters is providing its core group of Historical Services, while developing the capacity for New Services.  The Company organizes its services into the following categories:

Historical Services:

  Pilot and Astronaut Training; Launch Services and Access to Space; and

  In-flight Testing.

New Services:

  Launch Services and "Access to Space" (commercial, academic, civil and government); and

  Airborne Testbed for Hypersonic Research and Development ("R&D") and Test and Evaluation ("T&E") Test Bed (commercial, academic, civil and government).

Our Products and Services

Historically, Starfighters generated the majority of its income from its Historical Services of pilot training and in-flight testing, and continues to do so today. We expect to demand for our Historical Services grow with the evolution of commercial supersonic flight. The Company also plans to expand into new lines of revenue and services, being the New Services. As the commercialization of space has accelerated, the Company believes there is an opportunity to utilize its fleet to fill what we believe is a growing need for strategic access to space and airborne testing for the next generation of hypersonic air-launched rockets and commercial supersonic aircraft.  For the last two years, the Company has been developing two new lines of business, Launch Services and Hypersonic R&D and T&E. The New Services form the foundation of the Company's growth plan. In 2023, the Company announced its first testing agreements and is working to expand those services. During the year we also flew pilot training missions for Boom Supersonic, a commercial supersonic aircraft developer.  At the same time the Company elected to co-develop its second stage launch system (referred to as StarLaunch II) with Innoveering, LLC, which was acquired by GE Aeronautics in late 2022.

Launch Services

As the Company has identified access to space as becoming increasingly in demand for both government and commercial interests, we identified a new use for our platform. The Starfighters fleet could act as horizontally-launched, piloted vehicles capable of acting as a first stage in launching smaller payloads into space. The Company is now in the process of developing a second stage rocket, StarLaunch I, capable of carrying smaller payloads into space. To that end, the Company has partnered with GE Aeronautics to develop a prototype StarLaunch I, a proprietary design, underwing, air-launch rocket capable of carrying small payloads into space in a manner that the Company believes can be more economical and with reduced turnaround and relaunch time compared to traditional rockets. The Company believes a further advantage in its development process is the ability to use a proven military aircraft, such as the Lockheed F-104, in conjunction with the StarLaunch I rocket which is initially based on the proven design and current missile technology.

______________________________________
5 Supra note 1.

6 U.S. Naval Institute Staff, Report to Congress on Hypersonic Weapons, U.S. Naval Institute (Feb. 16, 2024, 12:27 PM), U.S. Naval Institute.

To that end, the Company has partnered with GE Aeronautics to develop a prototype StarLaunch I, a proprietary design, underwing, air-launch rocket capable of carrying small payloads into space in a manner that the Company believes can be more economical and with reduced turnaround and relaunch time compared to traditional rockets. The Company believes a further advantage in its development process is the ability to use a proven military aircraft, such as the Lockheed F-104, in conjunction with the StarLaunch I rocket which is initially based on the proven design and current missile technology.

The StarLaunch I family of rockets is designed to use the Lockheed F-104 as the first stage of the rocket. This carries advantages of reliability, reusability, control, and reduced cost. The StarLaunch I rocket is designed to carry payloads to sub-orbital altitudes. In 2023, the Company began to explore options for the ability of its fleet to carry larger payloads further into space. The Company has identified a potential solution in the Platform II Aircraft, and is in negotiations to acquire the aircraft and support materials. The Company is aiming to complete the purchase of its Platform II Aircraft by Q2/Q3 2025 (assuming that the Company raises sufficient proceeds from this Offering and/or from other sources), and has already been recommended as the next generation test and launch bed by the United States Air Force Research Lab.

The launch process:

1. The Company's first stage aircraft launches from a traditional runway without the need for derrick or cranes;

2. The Company's first stage aircraft reaches critical height and launches the StarLaunch second stage rocket, with the optimum height being dependent on the mission;

3. StarLaunch I boosts to suborbital altitude and deploys payloads;

4. StarLaunch II boosts to low earth orbit and deploys small-satellites; and

5. The Company's first stage aircraft lands, refuels, reloads for additional missions.

The Company has completed the underwing captive carry test with the FAA using the National Research Council of Italy's Aviolancio rocket platform. This milestone marks the first phase of flight testing. Separately, the Company has commenced development of its dedicated launch platforms, StarLaunch I and II. Currently the Test Article's External Surface Engineering is complete, and the company is on track for flight testing in Q2/Q3 2025. Subject to securing requisite regulatory approvals and adequate funding, Starfighters targets its first commercial launch by year-end 2025. A successful launch and associated compliance will enable the issuance of a five-year FAA launch license.

Hypersonic R&D and T&E Test Bed

Hypersonic technology and its commercial applications is an emerging sector in aerospace. The Company's unique position as the only commercial entity capable of sustained MACH 2 flight, combined with its ability to launch targeted altitude payloads, allows it to capitalize on the burgeoning hypersonic market.

The potential for the Company's hypersonic business is multifaceted. Firstly, there is a growing demand for hypersonic testbeds in both the defense and commercial sectors. The Company's involvement in the Hypersonic and High-Cadence Airborne Testing Capabilities ("HyCAT") initiative, in partnership with Innoveering LLC and under the auspices of the Defense Innovation Unit of the U.S. Department of Defense, showcases the Company's capability and readiness to meet these demands.

Moreover, the limited availability of wind tunnel time for hypersonic research in the United States opens a significant market opportunity for the Company. The Company's fleet of Lockheed F-104 aircraft can serve as an effective alternative for delivering practical data results swiftly and predictably, a service in demand from government and private sector clients engaged in hypersonic research and development.

Additionally, the Company's collaborative efforts with other contractors and partners in the HyCAT program, such as GE Aerospace and Spectre Propulsion, indicate a strong potential for joint ventures and partnerships. These collaborations could lead to advancements in propulsion technologies and guidance systems, further enhancing the Company's offerings in the hypersonic market.

Supersonic Platform for Testing and In-flight Services

Utilizing the supersonic speed and flight profile characteristics of the Lockheed F-104, the Company has performed research and development services for several commercial, civilian, academic, and defense clients.  These services include:

Captive carry payload testing;

Windstream testing with flight conditions that mirror supersonic or launch conditions;

Payloads for high altitude and hypersonic testing;

Termination flight system testing;

Space flight hardware testing and qualification;

Suborbital spaceflight simulation;

Supersonic and hypersonic research; and

Hardware testing, including batteries, optics, receivers/transmitters.

Defense, Civil, Academic and Commercial Services

The Company also provides a number of defense and commercial services to its clients, including:

Jet warbird training & familiarization;

Adversary air training support;

Video production and photography;

Human factors and flight physiology testing; and

Avionics testing and qualification.

Pilot and Astronaut Training - Supersonic

The Company provides a training platform for pilots who will fly the next generation of supersonic commercial aircraft. The commercialization potential extends beyond testing services. The Company's expertise and capabilities position them to develop and offer innovative solutions in supersonic travel and transportation. The emerging market for supersonic passenger travel and ultra-fast cargo delivery is still in its infancy, but the Company has already been working with companies such as Boom Aviation to provide pilot training and other testing. The Company aims to leverage both its pilot training and testing capabilities to develop a role in this space.

The Company has authorization from the FAA that permits the Company to use the space above NASA's Kennedy Space Center for pilot training' the Company is currently the only civilian company that is permitted to do so. A FAA Letter of Authorization along with a Letter of Deviation Authority allows licensed pilots to receive type-specific training in the same jets that NASA has used for decades to prepare their astronauts for spaceflight and to conduct aeronautical research. This limited-access training is designed to enhance confidence and flight safety through comprehensive ground training sessions and back-seat flight operations in the controlled airspace above NASA's Kennedy Space Center and the United States Space Force's Range over the Atlantic Ocean. In addition to pilot training, the Company also offer suborbital space flight participants the opportunity to experience a real work flight profile environment.

Competition

The industry in which the Company operates is subject to intense technological and regulatory change. We face, and will continue to face, competition from other companies. Some of these competitors can be expected to have longer operating histories and more financial resources and experience than us. Increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition, results of operations or prospects of the Company. Because of the early stage of the industry in which the Company operates, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require capital for research and development, asset improvement and pilot training, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of outstanding loans and general corporate purposes. The Company may not have sufficient resources to maintain its operations on a competitive basis, which could materially and adversely affect the business, financial condition, results of operations or prospects of the Company.

The Company's primary sources of competition fall into three (3) categories:

  companies providing dedicated and rideshare launch vehicles to deliver small payloads to generic and custom planes/inclinations and altitude trajectories, such as Northrop Grumman, SpaceX, United Launch Alliance (a joint venture between Lockheed Martin Corporation and The Boeing Company), Rocket Labs, and established Russian, Indian, Chinese, European, and Japanese launch providers;
  companies that are reported to have plans to provide launch vehicles that can deliver payloads to a range of planes/inclinations and altitude trajectories; and
  companies that perform research into hypersonic rockets and components, wind tunnel testing, satellite and/or rocket component testing.

In the market in which the Company operates, the principal competitive factors include:

  equipment flight history, heritage, and reliability;
  equipment flight profile characteristics, including speed, range, maneuverability, flexibility, and reusability;
  launch schedule timeline and flexibility;
  ability to customize products to meet specific needs of the customer;
  jet performance and technical features; and
  price.

Competitive Strengths

The Company's competitive strengths include:

Multiple Revenue Streams

The Company is committed to developing and leveraging multiple revenue streams. By diversifying its revenue sources, the Company can reduce its dependence on any single product or service offering, making it more resilient in the face of market fluctuations and economic downturns. Furthermore, the Company's ability to generate revenue through multiple channels allows it to take advantage of opportunities for growth and expansion that may not be available to companies with a narrower focus.

Limited Competition for Direct Small Satellite Launch

While the overall space industry is highly competitive, the niche market for small and micro satellite launches is relatively untapped, with only a handful of companies operating in this space. This presents a significant opportunity for the Company to capture market share and establish itself as a leader in this rapidly growing segment. Additionally, the Company's position as one of the few companies offering cost-effective, reliable, and flexible small satellite launch services provides a significant competitive advantage over potential competitors.

Proven Operational History

The Lockheed F-104 has a long and proven track record of successful operations with the U.S. Air Force and at NASA, as well as with various armed forces around the world. It has been demonstrated that the jet can be successfully used to launch rockets into space. Furthermore, our location at Kennedy Space Center has enabled us to connect with a broad range of potential customers and partners, many right on the KSC campus. The Company was invited to KSC by Space Florida, the public-private partnership responsible for promoting and developing Florida's aerospace industry. Space Florida was created by the Florida Legislature to sustain Florida's position as a global space leader, and it is responsible for managing the commercialization of KSC.  Our relationship with Space Florida has provided us with access to capital, infrastructure and other resources that have evolved over time.

While at the KSC, the Company has successfully managed its operations and has established a reputation for delivering high-quality products and services to its customers, worked professionally with KSC personnel and operated as the first fixed wing provider at KSC, all with no mishaps in-flight for over 15 years. This has not only strengthened the Company's brand but also instills trust and confidence the Company's stakeholders. Moreover, the Company's operational history has allowed it to refine its processes, optimize efficiency, and enhance its offerings, enabling the Company to deliver superior value to its customers. This experience gives the Company a significant competitive advantage over new entrants to the market who lack the institutional knowledge and industry-specific expertise that comes with an established operational history.

Location

The Company has been located at the Kennedy Space Center space port since 2009. As one of the world's premier space launch facilities, the Kennedy Space Center offers unparalleled access to launch pads, ground infrastructure, and a highly skilled workforce. The Company holds an existing range user agreement with the US Space Force, which allows the Company access to and use of the Cape Canaveral range. The Company, through Starfighters International, is a party to a Memorandum of Agreement dated March 28, 2023 (the "MOA") with Space Launch Delta 45 ("SLD45"). Pursuant to the terms and conditions of the MOA SLD45 provides support to the Company for its test flights at the Eastern Range. The MOA further provides that its purpose is to establish Starfighters International as an official ranger which will permit Starfighters International to establish SLD45 Job Order Number Accounts and directly reimburse SLD45 for future range support. Being located in close proximity to this hub of the global space industry enables the Company to rapidly respond to market opportunities, minimize launch-related costs, and reduce launch lead times. Furthermore, the Company's presence at the Kennedy Space Center enables it to leverage the significant industry partnerships and collaborations that exist in the region, fostering innovation and driving growth for the Company's business.

On October 7, 2024, the Company through its wholly owned subsidiary, Starfighters International, Inc., a Texas corporation (formerly named Starfighters Space Texas, Incorporated) ("SII Texas"), entered into an economic development agreement (the "Economic Development Agreement") with Midland Development Corporation ("MDC"), a Type A corporation pursuant to Chapter 504 of the Texas Local Government Code, as amended, having an effective date of September 24, 2024, whereby MDC has agreed to provide certain incentives to SII Texas as consideration for SII Texas' (i) expansion of its business operations to the Midland International Air & Space Port, (ii) creation and retention of primary jobs within the corporate limits of the City of Midland, and (iii) relocation of certain capital assets and equipment at the Midland International Air & Space Port. In connection with the Economic Development Agreement, MDC and SST agree to collaborate to obtain FAA approval and certification of a high-speed airspace corridor between Midland International Air & Space Port and Spaceport America, utilizing supersonic aircraft owned by the Company or its subsidiaries. In addition, SII Texas agrees to exercise reasonable efforts to employ Midland residents and to advertise the availability of job opening in Midland, Texas, and additionally, when it is not possible to hire Midland residents, SII Texas will exercise its best efforts to recruit new residents to live in Midland, Texas, and to advertise the availability of job openings in Midland, Texas. SII Texas' obligations under the Economic Development Agreement include: (i) the relocation of assets to a facility at the Midland International Air & Space Port in the amount of assets totaling $60 million by December 31, 2025 and assets totaling $78 million by December 31, 2027; (ii) to use commercially reasonable efforts to relocate, create, and/or maintain full-time jobs with three (3) full-time jobs as of December 31, 2026, ten (10) full-time jobs as of December 31, 2030, fifteen (15) full-time jobs as of December 31, 2031, twenty (20) full-time jobs as of December 31, 2032 and twenty-three (23) full-time jobs as of December 31, 2033; (iii) complete annual compliance certifications setting out the full-time jobs created and maintained, and the total assets located at the Midland International Air & Space Port as of the last day of such compliance year; (iv) continuously conduct its business during the term of the Economic Development Agreement; (v) enter into a temporary hangar lease, short-term hangar lease and long-term hangar lease as and when such become available and any long-term hangar lease is subject to satisfaction of MDC's obligation under the Economic Development Agreement related to new hangar construction. MDC's obligations under the Economic Development Agreement include: (i) providing SII Texas with relocation costs as set out in Exhibit C to the Economic Development Agreement up to an amount of $2,051,560.00; (ii) during the terms of a temporary hangar lease and short-term hangar lease, provide SII Texas a monthly reimbursement in an amount not to exceed $8,000.00; and (iii) entering into a long-term ground lease with the City of Midland on real property located at the Midland International Air & Space Port and to construct a new hangar facility with approximately 100,000 square feet of usable space and to enter into a long-term hangar sublease with SII Texas for same. The Economic Development Agreement shall terminate (i) on the tenth anniversary of the effective date, (ii) when terminated by mutual agreement of the parties, or (iii) when terminated as set forth in Section VIII or Section X.E of the Economic Development Agreement.

The foregoing description of the terms of the Economic Development Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Economic Development Agreement, which was filed as Exhibit 6.30 to our Semiannual Report on Form 1-SA and is incorporated herein by reference.

Lower Cost

Using the Lockheed F-104 as a reusable first stage allows the Company to lower its operational and capital expenditures compared with disposable rockets. Additionally, the Lockheed F-104 has a lower fuel consumption compared to rockets.

Launch Flexibility

Unlike traditional rocket launches, a jet-based system offers significant launch flexibility, enabling the Company to rapidly respond to changes in launch schedules, weather conditions, and other operational factors. The use of a jet as the first stage allows the Company to launch in multiple configurations and flight profiles, including a wider range of altitude, angle, and trajectory, compared to rockets launched at the same location.

Launch Transferability

The Company's jet-based system allows us to conduct launches from a wider range of locations, including potentially all permitted space ports worldwide, further expanding the Company's launch flexibility.

Unique Capabilities

The Lockheed F-104 is a unique supersonic research platform due to its exceptional altitude and speed capabilities. It is the only commercial supersonic platform currently available in the world. The Lockheed F-104 was designed specifically for high-altitude flight and could achieve altitudes of over 100,000 feet. This makes it an ideal platform for conducting research in the upper atmosphere and beyond, where few other aircraft can go. Additionally, the Lockheed F-104 can fly at speeds of MACH 2 or higher, allowing it to conduct supersonic flight testing and research that is not possible with other available aircraft. The Lockheed F-104's unique combination of altitude and speed capabilities made it an invaluable research platform for a range of commercial, scientific, and military applications, from studying the upper atmosphere to testing advanced rocket systems.

Growth Strategy

The Company is pursuing the following growth strategies:

Access Backlog of Small Satellites

The Company's achievement of a launch license allows it to access a backlog of small satellites waiting for launch. By offering its launch services, the Company can address the demand for satellite launches and contribute to reducing the backlog. This strategy can provide a new revenue stream for the Company and position it as a reliable launch provider in the commercial space industry.

Capitalize on Hypersonic Research

The Company aims to leverage the increase in spending on hypersonic research by the U.S. Government.7  With the Lockheed F-104 being the only commercial, non-rocket platform capable of testing at the required speeds, the Company intends to position itself as a key player in this field. By offering their services and expertise in hypersonic research the Company can attract government contracts and collaborations.

Real-World Wind Tunnel Testing

The Company's Lockheed F-104 platform provides the unique advantage of conducting wind tunnel testing in a real-world environment. This capability allows the Company to offer more accurate and reliable data to clients in industries such as aerospace, defense, and engineering. By highlighting this advantage the Company believes it will attract clients seeking comprehensive and realistic wind tunnel testing.

Expand Pilot Training

The Company may acquire the necessary licenses to expand its pilot training operations. By increasing the number of flights per year, potentially up to 120 flights, the Company can cater to a larger pool of aspiring pilots. This expansion can help the Company grow its revenue and establish the Company as a provider of advanced pilot training services.

Target Growth in R&D Testing

The Company can leverage the unique abilities and flight profiles of the Lockheed F-104 to target growth in research and development (R&D) testing. The Company can position itself as a reliable partner for companies and organizations involved in satellite and rocket component testing. By offering their platform and expertise the Company believes it will attract clients seeking high-speed, high-altitude testing capabilities.

______________________________________
7 Id.

Overall, by capitalizing on its unique capabilities and advantages, the Company intends to position itself as a pilot in satellite launches, hypersonic research, wind tunnel testing, pilot training, and other R&D testing. These strategies will enable the Company to achieve growth and establish a strong presence in the industry.

Property

The Company leases its premises located at the Kennedy Space Center at Reusable Launch Vehicle Hangar, Hangar Rd, Cape Canaveral, FL, 32920 pursuant to the terms and conditions of a Site Occupant Lease Agreement No: C20756 between Space Florida and Starfighters International dated June 1, 2022, as amended on June 1, 2023 (the "Lease Agreement"). The term of the Lease Agreement began on June 1, 2022, and continues until May 31, 2024. Pursuant to the Lease Agreement, the Company leases (i) 10,000 square feet of the Reusable Launch Vehicle Facility, (ii) 2,000 square feet of the Convoy Vehicle Enclosure, and (iii) 2,500 square feet of area beside the Aircraft Ground Equipment Shed (collectively, the "Premises"). The Company is required to pay a monthly fee of $13,958.33 to lease the Premises (including a RLV Common Area Maintenance fee of $4,166.67 per month), and various other fees (including license fees) and costs in relation to the Company's lease of the Premises. The monthly fee is subject to a 3% increase upon each annual renewal. As of December 31, 2024, the monthly fee is $14,808.40, including a RLV Common Area Maintenance fee of $4,685.65 per month.

Effective June 1, 2024, the Company and Space Florida have agreed to (i) extend the term of the Lease Agreement to May 31, 2025, and (ii) the Company will be subject to a $100 fee per day if any Company property remains outside the Premises for more than 24 hours.  All other terms and conditions remain in full force and effect.

The Company does not currently own, rent or lease any property other than its hangar located at the Kennedy Space Center at Reusable Launch Vehicle Hangar, Hangar Rd, Cape Canaveral, FL, 32920. The Company may enter into other lease agreements for office space in the future; however, no assurance can be provided that this will occur. The Company currently has no plans to acquire any real property.

Suppliers

We obtain our replacement and spare parts, components, sub systems, and equipment from suppliers that we believe to be reliable and reputable. All current suppliers have been, and continue to periodically be, internally reviewed to ensure that they are able to supply materials that meet our specifications and quality control requirements. Potential new suppliers also follow this process. The majority of our requirements are consumables in nature, including liquid oxygen, fuel, and tires. The first two of these items are supplied by Kennedy Space Center space port services. Disruptions in the supply of key raw materials or components and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact us. See "Risk Factors - Risks Related to our Business and Industry - We depend on several specialized suppliers for the majority of specialized supply needs. Disruptions in the supply of key raw materials or components and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact us."

Additionally, Starfighters International has entered into an asset purchase agreement, dated October 1, 2021, as amended on December 29, 2023 (the "Hypersonic APA"), with Hypersonic Group Inc. ("HGI"). Pursuant to the terms and conditions of the Hypersonic APA, Starfighters International has agreed to purchase 22 J79-19 engines from HGI for an aggregate purchase price of $2,200,000 (the "Purchase Price"). The Company intends to use the engines as replacements to extend the useful life of its Lockheed F-104 aircraft. Pursuant to the Hypersonic APA, Starfighters International agreed to (i) pay HGI a deposit of $250,000 by December 31, 2022, (ii) pay HGI $500,000 on March 30, 2023, (iii) pay HGI $50,000 immediately following December 29, 2023, (iv) pay HGI $50,000 within five (5) business days of March 31, 2024 in the event that Starfighters International has not made the initial submission of the Offering Statement to the SEC on or before March 31, 2024, and (v) pay HGI the remaining balance of the Purchase Price ($1,350,000) within five (5) business days of the completion of the Offering. To date, Starfighters International has paid an aggregate of $1,300,000 of the total purchase price required pursuant to the Hypersonic APA and is currently negotiating a further extension with HGI. Rick Svetkoff, the Company's President and Chief Executive Officer, owns 50% of HGI and signed the Hypersonic APA on behalf of both the Company and HGI.

Development work on StarLaunch launch platform is contracted to industry partners.

Government Regulation

Compliance with various governmental regulations has an impact on our business, including our capital expenditures, earnings, and competitive position, which can be material. We incur or will incur costs to monitor and take actions to comply with governmental regulations that are or will be applicable to our business, which include, among others, federal securities laws and regulations, export and import control, economic sanctions and trade embargo laws and restrictions and regulations of the Department of Transportation ("DoT"), the Federal Aviation Administration ("FAA"), the Department of Defense ("DoD"), and NASA and other government agencies in the U.S. The following discussion summarizes the principal elements of the regulatory framework applicable to our business. Regulatory requirements, including but not limited to those discussed below, affect our operations, and increase our operating costs, and future regulatory developments may continue to do the same.

Our areas of operations are primarily covered by two separate sets of Regulation (i) the DoT - FAA Aviation Safety, which governs our operation of experimental aircraft as all privately owned former military aircraft are considered experimental aircraft, and (ii) FAA AST (The Office of Commercial Space Transportation), which governs our operation as a launch operator.

Operator of Experimental Aircraft Regulation

All experimental aircraft engaged in air flight in the United States are subject to regulation by the DoT. Absent an exemption, no experimental aircraft may provide air flights of researchers or property/payloads without first being issued a DoT FAA Letters of Deviation Authority ("LODA").

Part 91 of the FAA Regulations

Operators of experimental aircraft are regulated by the FAA, an agency within the DoT, primarily in the areas of flight safety, experimental aircraft operations and aircraft maintenance and airworthiness. The FAA issues air experimental aircraft operating certificates and aircraft airworthiness certificates, prescribes maintenance procedures, oversees airport operations, and regulates pilot and other employee training. From time to time, the FAA issues directives that require experimental aircraft to inspect, modify or ground aircraft and other equipment, potentially causing the Company to incur substantial, unplanned expenses.

Part 450 of the FAA Regulations

Part 450 of the FAA Regulations is the streamlined launch and reentry licensing requirements that went into effect in 2020, which was welcomed legislation for companies like us. Part 450 consolidated multiple regulatory regimes into one set of requirements for all vehicle types, which are performance-based requirements utilizing flexible means of compliance, and a single license may authorize operations at multiple sites and extensive coordination with DOD and NASA to minimize duplicative requirements for operators.

The application evaluation consists of five major components:

  A Policy Review
  A Payload Review
  A Safety Review
  A Maximum Probable Loss (MPL) Determination
  An Environmental Review

Part 450 allows incremental approvals of the safety review. There are tremendous benefits of incremental review of a modular application, which reduces regulatory uncertainty with early approvals.

There are also sections in Part 450 which have a direct impact on being able launch, but have nothing to do with safety or hardware. The two best examples are environmental review and financial responsibility. Because our StarLaunch vehicles are relatively small compared to many other rockets and the propellants and procedures are well understood, we believe that environment compliance can be satisfied. Financial responsibility is really a matter of finding insurance coverage. Again, since the StarLaunch vehicles are small and the maximum impact is low, we believe that we will be able to find affordable insurance.

While there may be delay and additional costs to comply with Part 91 and Part 450 of the FAA Regulations, we already comply with Part 91 and are using experts such as Integrated Launch Services to complete and comply with Part 450, and because the process with the FAA is iterative or repetitive, we believe we will be able to acquire the necessary waivers and license(s) to launch.

Environmental Regulation

While the regulations for experimental aircraft are not as stringent as the airline industry, they are subject to increasing federal, state, local and international environmental regulations, including those regulating emissions to air, water discharges, safe drinking water and the use and management of hazardous substances and wastes. We endeavor to comply with all applicable environmental regulations. We maintain compliance primarily with NASA environmental regulations since that is the location of our primary operating site. By complying with the NASA regulations for ground operations and FAA regulations for flight operations, we believe we are following all federal requirements.

Employees

The Company currently has no employees and utilizes independent contractors for general operations, including its senior management team, and partners with third party providers for research and development. We do not currently have any pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future.

We plan to engage additional contractors and consultants from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes contained therein which have been prepared in accordance with US GAAP. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" appearing elsewhere in this Annual Report on Form 1-K. All figures are in US dollars unless otherwise noted. Unless the context otherwise requires, for the purposes of this section, "Starfighters", "we", "us", "our", or the "Company" refer to Starfighters Space, Inc. and its subsidiaries.

Recent Developments

Space Florida Loan Amendment

On October 29, 2024, we, our indirect wholly owned subsidiary, SFI and Space Florida, an independent special district, a body politic and corporate, and a subdivision of the State of Florida ("Space Florida") entered into an Amendment to Loan and Security Agreements (the "Amendment to Loan and Security Agreements") effective November 1, 2024 (the "Effective Date"), to among other things:

(i) confirm that SFI and/or Space Florida previously executed and delivered the following loan documents: (a) Loan Agreement 12-096 dated February 16, 2012 (the "Loan Agreement"), (b) Security Agreement dated February 16, 2012, by SFI in favor of Space Florida (the "Security Agreement"), and (c) a Promissory Note dated February 16, 2012, made by SFI in favor of Space Florida in the principal amount of $1,436,000.63 (the "Promissory Note", and together with the Loan Agreement and the Security Agreement, the "Loan Documents"; the borrowing under the Loan Documents, as amended by the Amendment to Loan and Security Agreements, being referred to as the "Loan");

(ii) confirm that the Loan was originally made by Space Florida to SFI to purchase equipment used in SFI's business and that the Loan is secured by a first-priority security interest in the personal property described in Exhibit A to the Amendment to Loan and Security Agreement (the "Collateral"), which is owned by SFI free and clear of all other security interests or liens;

(iii) confirm that on or about September 16, 2022 (the "Rate Adjustment Date"), SFI and Space Florida agreed to make the Loan subject to a new interest rate of three percent (3%) per annum (the "Adjusted Rate") and began to accrue the interest on the Loan in accordance with the Adjusted Rate beginning on the Rate Adjustment Date, but did not memorialize the Adjusted Rate in writing;

(iv) confirm that the Adjusted Rate has been in effect as of the Rate Adjustment Date, and that the outstanding principal amount of the Loan, together with the accrued and unpaid interest thereon, is $1,512,627.17 as of the Effective Date; and

(v) memorialize the parties' agreement that, in full and final settlement of the aggregate principal amount of the Loan outstanding plus all accrued and unpaid interest outstanding (the "Conversion Amount"), will convert into shares of common stock of the Company ("Conversion Shares") on the date the Company completes a public listing on any national securities exchange registered under Section 6 of the United States Securities Exchange Act of 1934, as amended, which includes The Nasdaq Stock Market (a "Public Listing").

The Amendment to Loan and Security Agreements contemplates that the Conversion Amount will convert at (a) the price per security of the Company's initial public offering, (i) the deemed share price at which any other transaction involving the Company is effected, including without limitation, a merger, business combination, amalgamation arrangement, share exchange, reverse-takeover, capital pool transaction, or any similar transaction resulting in the shares, a derivative of the shares or common shares of another issuer exchanged therefor being listed on a national securities exchange in the United States, or (c) the reference price per share calculated in accordance with the policies of the applicable national securities exchange in the event the Company completes a direct public listing.

Space Florida has agreed that, upon the issuance of the Conversion Shares:

(i) all payment and other obligations of SFI to Space Florida under or in connection with the Loan Documents shall be satisfied in full and be terminated and Space Florida shall have no further obligation to extend further credit to SFI under or in connection with the Loan Documents;

(ii) Space Florida's security interests in, and other liens, charges, caveats or other encumbrances of any kind or character whatsoever on the Collateral, and any and all real or personal property, assets or undertaking of SFI granted under or in connection with the Loan Documents (collectively, the "Discharged Security Interests"), shall be immediately released;

(iii) Space Florida will (A) execute and deliver to SFI or as SFI may request, as soon as practicable, but in no event prior to the receipt of a certificate from the Company evidencing the Conversion Shares, registrable discharges and releases or similar instruments of the Discharged Security Interests, provided that all the foregoing shall be prepared at the cost of SFI, and (B) return to SFI or as SFI may direct, any and all assets or properties of SFI in its possession, in each case to effect the discharge and release of the Discharged Security Interests;

(iv) without limiting Space Florida's obligation to execute and the deliver discharges set out in paragraph (iii) immediately above, upon Space Florida's receipt of the certificates evidencing the Conversion Shares, Space Florida or any agent on its behalf, shall prepare, execute and file registrable discharges and releases of any and all security interests or any financing statement or notice in respect thereof representing the Discharged Security Interests; and

(v) the Loan Documents shall be terminated, cancelled and of no further force and effect.

Aerovision Aircraft Acquisition Agreement

On October 31, 2024, our wholly owned subsidiary, Starfighters International entered into an aircraft acquisition agreement (the "Aircraft Agreement") with Aerovision LLC, a Florida limited liability company ("Aerovision"), pursuant to which Starfighters International agreed to purchase from Aerovision various used aircraft and associated spare equipment (the "Aircraft Transactions") in phases.  The Aircraft Agreement contemplates that each Aircraft Transaction will be completed pursuant to a definitive agreement (each, a "Definitive Agreement") to be settled between the parties, in each case with a corresponding bill of sale and associated closing documents. The Aircraft Agreement provides that it, and any Definitive Agreement entered into by the parties, may be amended and/or extended in writing by the parties on a case-by-case basis.

The subject aircraft for acquisition pursuant to the Aircraft Agreement are: (i) twelve F-4 Phantom II aircraft, (ii) one MD-83 with U.S. Federal Aviation Administration ("FAA") Registration N572AA, and (iii) one DC-9 with FAA Registration N932NA.  The subject aircraft are used-serviceable surplus aircraft offered on an "as-is-where-is" basis, with no warranty express or implied.  The twelve F-4 Phantom II aircraft have recently been decommissioned by the Republic of Korea Air Force, and will have to be registered with the FAA after they are imported into the United States from South Korea.

The Aircraft Agreement requires an initial deposit advance in the amount of $5,000,000.00 to be made no later than ten business days from the signing of the Aircraft Agreement, which has been paid from funds received from the Company's Regulation A Tier 2 Offering. The payment of the deposit is considered to constitute "Phase 1" under the Aircraft Agreement.

Phase 2 will involve the payment of an additional $5,000,000.00 for the acquisition of eight of the twelve F-4 Phantom II aircraft.  Such payment is due no later than December 15, 2024.

Phase 3 will involve the payment of an additional $5,000,000.00 for the acquisition of the final four F-4 Phantom II aircraft.  Such payment is due no later than March 15, 2025.

Phase 4 shall involve the payment of an additional $5,000,000.00 for the acquisition of the MD-83 aircraft with FAA Registration N572AA, and the DC-9 aircraft with FAA Registration N932NA.  The parties are to use their reasonable best efforts to complete Phase 4 by April 15, 2025.

Amendment to Aerovision Aircraft Acquisition Agreement

As a result of the current political situation in South Korea, Starfighters International has been unable to view the F-4 Phantom II aircraft originally contemplated under the Aircraft Agreement to be acquired from the Republic of South Korea Air Force, and neither Starfighters International nor Aerovision have been able to confirm the continued availability of such aircraft. As such, Starfighters International did not pay the Phase 1 initial deposit advance nor the Phase 2 payment provided for under the Aircraft Agreement. On or about January 28, 2025, Starfighters International and Aerovision verbally agreed to amend the Aircraft Agreement regarding the Aircraft Transactions, pursuant to which:

(i) Starfighters International may elect not to proceed with Phase 3 and/or Phase 4;

(ii) The initial deposit advance of $5,000,000.00 is broken down into two payments of $2,500,000.00 each, with the first payment to be made on or before January 31, 2025 (which was paid on January 24, 2025), and the second payment to be made within 10 days of Aerovision executing a binding agreement to acquire a minimum of eight F-4 Phantom II aircraft from an alternative supplier(s);

(iii) The due date for payment associated with Phase 2 is amended to be within five days of Aerovision providing confirmation of shipping of the F-4 Phantom II aircraft to the Company from the point of origin;

(iv) The due date for payment associated with Phase 3, if Starfighters International elected to proceed, is amended to be October 31, 2025;

(v) The due date for payment associated with Phase 4, if Starfighters International elected to proceed, is amended to be January 31, 2026.

Regulation A Tier 2 Offering

On October 23, 2024, November 11, 2024, November 29, 2024, January 6, 2025, April 2, 2025, and April 25, 2025, we conducted closings of our offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which we sold an aggregate of 4,354,632 shares of common stock at a price of $3.59 per share, for gross proceeds of $15,633,129.

Results of Operations - Year Ended December 31, 2024, Comparison Against the Year Ended December 31, 2023

	2024	2023

Operating expenses
Advertising and promotion	$183,790	304,543
Bank and interest charges	5,607	913
Business development	360,000	360,000
Consulting fees	998,364	907,215
Contract labour and fuel	403,800	494,675
Custom fees	-	6,416
Depreciation	15,319	12,276
Directors fees	164,000	168,000
Insurance	87,372	83,630
Licenses	620	501
Management fees	232,000	232,000
Office and administrative	166,196	137,178
Listing fees	292,293	-
Professional fees	786,338	462,989
Rent expense	294,611	210,893
Repairs and maintenance	44,504	102,714
Travel and entertainment	231,207	598,833
Vehicle	35,062	3,295
Total operating expenses	(4,301,083)	(4,086,071)

Other income (expense)
Amortization of debt discount	(1,777,505)	(656,524)
Change in fair value of derivative liability	(1,642,697)	(64,261)
Other income	234,900	349,330
Interest expense	(486,669)	(266,098)
Interest income	66,323	50,419
Exchange loss	(2,046)	(8,378)
Total other income (expense)	(3,607,694)	(595,512)

Net loss	$(7,908,777)	$(4,681,583)

During the year ended December 31, 2024, we incurred a net loss of $7,908,777 compared to net loss of $4,681,583 for the year ended December 31, 2023. An analysis of the increase in net loss of $3,227,194 including the major components our results for the periods, is below.

Advertising and promotion

During the year ended December 31, 2024, we incurred advertising and promotional expenses of $183,790 compared to $304,543 for the year ended December 31, 2023, a decrease of $120,753 year over year. During the year ended December 31, 2023 the Company embarked on a public relations campaign to raise awareness about its brand and business in light of the Company's plans to go public, whereas the Company incurred lower ongoing public relations expenses during the year ended December 31, 2024.

Business development

During the year ended December 31, 2024, we incurred business development expenses of $360,000 compared to $360,000 for the year ended December 31, 2023, with no change year over year. Such expenses are incurred for introductions to potential investors and investor presentations in connection with the Company's efforts to go public.

Consulting fees

During the year ended December 31, 2024, we incurred consulting fees of $998,364 compared to $907,215 for the year ended December 31, 2023, an increase of $91,149 year over year. The year-over-year increase relates to additional corporate advisory and consulting expenses incurred to facilitate the Company's efforts to go public.

Contract labour and fuel

During the year ended December 31, 2024, we incurred contract labour and fuel expenses of $403,800 compared to $494,675 for the year ended December 31, 2023, a decrease of $90,875 year-over-year. The decrease is due to certain savings on labour costs associated with maintenance support realized in the current year.

Directors' fees

During the year ended December 31, 2024, we incurred directors' fees of $164,000 compared to $168,000 for the year ended December 31, 2023, a decrease of $4,000 year over year, which is relatively consistent year over year.

Insurance

During the year ended December 31, 2024, we incurred insurance expense of $87,372 compared to $83,630 for the year ended December 31, 2023, an increase of $3,742, which is relatively consistent year over year.

Management fees

Management fees for the year ended December 31, 2024 was $232,000 compared to $232,000 for the year ended December 31, 2023, with no change year over year. Management fees consist of monthly management fees paid to the Company's CEO for overseeing the day to day operations.

Office and administrative

During the year ended December 31, 2024, we incurred office and administrative expenses of $166,196 compared to $137,178 for the year ended December 31, 2023, an increase of $29,018 year over year. The increase in administrative expenses is correlated to the additional administrative work required to facilitate the Company's efforts to go public and financings undertaken in 2024.

Listing fees

During the year ended December 31, 2024, we incurred listing fees of $292,293 compared to $Nil for the year ended December 31, 2023, an increase of $292,293 year over year. The year over year increase relates to additional fees incurred to facilitate the Company's efforts to go public and financings undertaken in 2024.

Professional fees

During the year ended December 31, 2024, we incurred professional fees of $786,338 compared to $462,989 for the year ended December 31, 2023, an increase of $323,349 year over year. The year over year increase relates to additional legal, audit, and accounting fees incurred to facilitate the Company's efforts to go public and financings undertaken in 2024, as well as to fulfill the Company's increased reporting obligations as a result of completing Regulation A Tier 2 Offerings during 2024.

Rent expense

During the year ended December 31, 2024, we incurred rent expense of $294,611 compared to $210,893 for the year ended December 31, 2023, an increase of $83,718 year over year. The Company entered into a new short-term lease for office spaces commencing fiscal 2024.

Repairs and maintenance

During the year ended December 31, 2024, we incurred repair and maintenance expenses of $44,504 compared to $102,714 for the year ended December 31, 2023, a decrease of $58,210 year over year. The decrease is due to certain savings on repairs and spare parts realized in the current year.

Travel and entertainment

During the year ended December 31, 2024, we incurred travel and entertainment expenditures of $231,207 compared to $598,833 for the year ended December 31, 2023, a decrease of $367,626 year over year. During the year ended December 31, 2023, the Company was actively travelling and entertaining prospective investors.

Amortization of debt discount

During the year ended December 31, 2024, the Company recognized amortization of the discount on its convertible debt was $1,777,505, compared to $656,524 for the year ended December 31, 2023, an increase of $1,120,981 year over year. The discount on the convertible debt relates to the fair value of the conversion option, which is bifurcated, and the transaction costs incurred for the financing and is amortized over the term of the convertible debt. The increase year over year reflects the various new issuance of convertible debt throughout fiscal 2023 and 2024.

Change in fair value of derivative liability

During the year ended December 31, 2024, the Company recorded a change in the fair value of its derivative liability of $1,642,697, compared to $64,261 for the year ended December 31, 2023. The derivative liability results from the conversion option on the Company's convertible debt which has been bifurcated as the number of shares to be issued upon conversion may vary.  The increase year over year is due to a number of inputs into the Monte Carlo valuation of the derivative liability, including the increasing valuation of shares of the Company.

Other income

During the year ended December 31, 2024, we earned other income of $234,900 compared to $349,330 for the year ended December 31, 2023, a decrease of $114,430 year over year. Other income consists of ancillary income earned for providing pilot training and equipment testing services, and varies with the availability of airspace, equipment and personnel.

Interest expense

During the year ended December 31, 2024, we incurred interest expense of $486,669 compared to $266,098 for the year ended December 31, 2023, an increase of $220,571 year over year. Interest expense consists of interest on convertible debentures of the Company which are carried at 5% per annum, and note payable to Space Florida which is carried at 3% per annum. The increase year over year is due to a larger convertible debenture balance outstanding during the year ended December 31, 2024.

Interest income

During the year ended December 31, 2024, we earned interest income of $66,323 compared to $50,419 for the year ended December 31, 2023, an increase of $15,904 year over year.

Liquidity and Capital Resources

We continually monitor and manage cash flow to assess the liquidity necessary to fund operations and capital projects. We manage our capital resources and adjust them to take into account changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust our capital resources, we may, where necessary, control the amount of working capital, pursue financing or manage the timing of our capital expenditures. As of December 31, 2024, we had a working capital deficit of $7,676,263 (current assets of $8,352,629, less current liabilities of $16,028,892) and as of December 31, 2023, we had a working capital deficit of $679,291 (current assets of $2,140,733, less current liabilities of $2,820,024).

Our continuing operations are dependent upon our ability to obtain debt or equity financing until such time that we achieve profitable operations. There can be no assurance that we will gain adequate market acceptance for our products or be able to generate sufficient gross margins to reach profitability.

Since our inception, we have incurred operating losses and have experienced negative cash flows from operations. We do not anticipate that cash on hand will be adequate to satisfy our obligations in the ordinary course of business over the next 12 months. Based on this assessment, we have material uncertainties about our business that may cast substantial doubt about our ability to continue as a going concern. Accordingly, our ability to continue as a going concern is dependent upon our ability to raise sufficient funds to pay ongoing operating expenditures and to meet our obligations. See further discussion related to our ability to continue as a going concern within "- Basis of Presentation Statement of compliance."

As of December 31, 2024 and 2023, we had $7,100,699 and $1,694,109 in cash (including restricted cash), respectively. We are actively managing current cash flows until such time that we are profitable.

The chart below highlights our cash flows for the periods indicated:

	For the years ended December 31,
	2024	2023
	$	$
Net cash provided by (used in):
Operating activities	(3,864,714)	(3,362,780)
Investing activities	(1,256,052)	(928,276)
Financing activities	10,527,356	3,761,154
(Decrease)/Increase in cash and restricted cash	5,406,590	(529,902)

Cash Used in Operating Activities

Our net cash used in operating activities is primarily due to cash payments for operating expenses that we incur in the day-to-day operations of the business. Net cash used in operating activities for the year ended December 31, 2024 was $3,864,714 compared to $3,362,780 for the year ended December 31, 2023. The loss for the year ended December 31, 2024 of $7,908,777 was offset by $543,514 in working capital items and $3,500,549 in non-cash items consisting mainly of the amortization of the convertible debt discount and change in fair value of derivative liability. This compares to a loss of $4,681,583 for the prior year, that was offset by $528,946 in changes in working capital items and $789,857 in non-cash items consisting mainly of amortization of the convertible debt discount.

Cash Used in Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was $1,256,052 and relates to deposits made toward the purchase of property, plant and equipment of $550,000 and the purchase of short-term investments of $1,295,252, netted off by redemption of short-term investments of $589,200. Net cash used in investing activities during the comparative prior period was $928,276 which relates to our deposits made toward the purchase of property, plant and equipment of $650,000 and the purchase of short-term investments of $278,276.

Cash Provided by Financing Activities

We have funded our business to date from the issuance of our common stock, warrants and convertible debentures through Reg A financing, private placements, and from loans from related parties.

Net cash provided by financing activities for the year ended December 31, 2024 was $10,527,356 compared to $3,761,154 for the year ended December 31, 2023.

During the year ended December 31, 2024, the Company received gross proceeds from Reg A financing of $10,690,243 net of debt issuance costs of $735,634, gross proceeds from the issuance of convertible debentures of $743,400 net of debt issuance costs of $19,950 and repaid $45,000 in related party loans, and paid deferred financing costs of subsequent closings of the Reg A financing of $105,703.

During the year ended December 31, 2023, the Company received proceeds from the issuance of convertible debentures of $4,063,660 net of debt issuance costs of $86,506 and $31,500 from the issuance of 3,150,000 warrants at $0.01 per warrant and repaid $247,500 in related party loans.

Contractual Obligations

Issuance of options to consultant and officer

On September 1, 2023, we entered into an agreement with a consultant. Under the agreement, the Company agreed to grant the consultant 250,000 options upon successfully initial public offering of our common stock. The exercise price of the options shall equal the offering price of the offering.

On January 1, 2024, we entered into an agreement with our Chief Financial Officer ("CFO"). Under the agreement, the Company shall grant the CFO 250,000 options successfully initial public offering of our common stock. The exercise price of the options shall equal the offering price of the offering.

Quantitative and Qualitative Disclosures about Market Risk

Our board of directors have overall responsibility for the establishment and oversight of our risk management policies on an annual basis. Management identifies and evaluates our financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated in accordance with the approved policies.

Our financial instruments consist of cash, short-term investments, accounts receivable, amounts due to and from related parties, accounts payable and accrued liabilities, notes payable and convertible debt.  The carrying value of the Company's cash, restricted cash, accounts receivable, amounts due and from related parties, notes payable and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity.

Our risk exposures and the impact on our financial instruments are summarized below:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets including cash. Our financial assets are cash, restricted cash, short-term investments and due from related parties. Our maximum exposure to credit risk, as at period end, is the carrying value of our financial assets, being $7,361,290 and $1,042,843 as of December 31, 2024 and December 31, 2023, respectively. We hold cash and short-term investments with major financial institutions, therefore minimizing our credit risk. We historically have had no issues with collecting amounts receivable.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet financial obligations as they fall due. We manage liquidity by maintaining adequate cash balances and by raising equity and debt financings. We have no assurance that such financings will be available on favorable terms in the future. In general, we attempt to avoid exposure to liquidity risk by obtaining corporate financing through the issuance of shares or convertible debt.

As of December 31, 2024, we had cash of $7,050,610 to settle current liabilities of $16,028,892 which fall due for payment within twelve months of the statement of financial position.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect our income or value of holdings or financial instruments. As of December 31, 2024 and 2023, our exposure to market risk was insignificant as we did not hold material amounts of financial instruments in foreign currencies, not did we hold any debt that was subject to variable interest rates.

Inflation Risk

We do not believe that inflation had a significant impact on our results of operations for any periods presented in our consolidated financial statements. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs, and our inability or failure to do so could harm our business, financial condition and results of operations.

Capital Management

Capital is comprised of our shareholders' deficiency and any debt that we may issue. Our objectives when managing capital are to maintain financial strength and to protect our ability to meet ongoing liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for our shareholders over the long term. Protecting the ability to pay current and future liabilities includes maintaining capital above minimum regulatory levels, current financial strength rating requirements and internally determined capital guidelines and calculated risk management levels. We manage capital structure to maximize financial flexibility by making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. We do not presently utilize any quantitative measures to monitor our capital, but rather we rely on our management's expertise to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given our size, is reasonable.

There were no changes to our approach to capital management during the period. We are not subject to externally imposed capital requirements.

Critical Accounting Policies and Estimates

Our audited consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. The preparation of our audited consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our audited consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

Our summary of significant accounting policies are described in more detail in the notes to our audited consolidated financial statements. Please refer to Note 3.

Off-Balance Sheet Arrangements

We have not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligations under a variable interest equity arrangement.

Subsequent Events

On January 6, 2025, the Company closed a round of its Reg A Offering in relation to funds already received as of December 31, 2024 (Note 8) and issued 522,463 shares of common stock at a price of $3.59 per share, for gross proceeds of $1,875,642. In conjunction with closing this financing round, the Company incurred cash issuance costs of $105,703. On January 6, 2025, the Company issued 5,224 agent’s warrants in connection with this closing, with each warrant exercisable into one share of common stock at an exercise price of $3.59 and expiring on September 6, 2029.

On April 2, 2025, the Company closed a round of its Reg A Offering and issued 1,141,197 shares of common stock at a price of $3.59 per share for gross proceeds of $4,096,886. In connection with the closing of this round, the Company incurred cash issuance costs of $225,667. On April 2, 2025, the Company issued 11,425 agent’s warrants in connection with this closing, with each warrant exercisable into one share of common stock at an exercise price of $3.59 and expiring on September 6, 2029.

On April 25, 2025, the Company closed a round of tis Reg A Offering and issued 234,262 shares of common stock at a price of $3.59 per share for gross proceeds of $841,001. On April 25, 2025, the Company issued 2,344 agent’s warrants in connection with this closing, with each warrant exercisable into one share of common stock at an exercise price of $3.59 and expiring on September 6, 2029.

Going Concern

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that raise substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its operating expenditures and discharge its liabilities in the normal course of business. Although the Company has been successful in obtaining financing during the year ended December 31, 2024 and thus far in the year ended December 31, 2025, there can be no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

Relaxed Ongoing Reporting Requirements

Regulation A provides that a filer can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same adoption period for new or revised accounting standards as public companies.

Upon the completion of this Offering, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1 Billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

For so long as we remain an "emerging growth company," we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies," including but not limited to:

  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

  taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
  being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
  being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we are required to publicly report under the Exchange Act as an "emerging growth company", we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, though if the market value of our Common Stock held by non-affiliates exceeds $700 Million, we would cease to be an "emerging growth company."

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

Trend Information

Because we are still in the startup phase and have only recently commenced operations, we are unable to identify any significant recent trends in services, sales and inventory, costs, and selling prices, and we are unable to identify any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our future net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Item 3. Directors and Officers

Directors, Executive Officers and Significant Employees

The following table sets forth our executive officers and directors as of the date of this Annual Report:

Name	Position	Age	Term in Office	Approximate Hours per Week for Part Time Employees
Rick Svetkoff	President, Chief Executive Officer, Director, and Executive Chairman	71	Since September 6, 2022	Full Time
Tim Franta	Director and VP Development	61	Since October 18, 2022	Full Time
David Whitney	Chief Financial Officer	43	Since January 1, 2024	Full Time
Michael Smith	VP of Operations	60	Since February 12, 2025	20 hours per week
Brenda Svetkoff	Secretary	60	Since September 6, 2022	1 hour per week
Austin Thornberry	Director	31	Since October 18, 2022	N/A
Frostee Rucker	Director	41	Since October 18, 2022	N/A
Sean Bromley	Director	35	Since October 18, 2022	N/A

Family Relationships

Rick Svetkoff, our President, Chief Executive Officer, Director and Executive Chairman, and Brenda Svetkoff, our Secretary, are spouses.

Business Experience

Rick Svetkoff - President, Chief Executive Officer, Director, and Executive Chairman

Mr. Svetkoff, a former US Navy pilot, is the President and CEO of Starfighters. After leaving the Navy, he served as a Captain at Continental Airlines (now United Airlines), where he flew the B727, MD80, B757, and B767. Shortly after starting with Continental, in 1996, Mr. Svetkoff purchased a Lockheed F-104 and began flying at airshows and founded Starfighters, Inc. (a predecessor to the Company). He then acquired a fleet of the jets for a three-aircraft Starfighters Demonstration team. Ultimately, he envisioned this Lockheed F-104 fleet as the core asset of a small, fast reacting aerospace company for a wide range of missions. In 2006, NASA invited the Company to establish a presence at the Kennedy Space Center, and it signed a permanent agreement in 2009. Mr. Svetkoff has served as the Company's President, Chief Executive Officer and a director since the inception of its predecessor, Starfighters, Inc., in 1996, and has grown it into what the Company believes to be the largest commercial squadron of supersonic-capable aircraft in the world.

Tim Franta - Director and VP Development

Mr. Franta has been the Vice President of Development for Starfighters since September 2022. He is currently developing the smallest rocket capable of making it to low earth orbit by using a Lockheed F-104 as the launch platform. Mr. Franta has served in many technology and policy leadership roles. Prior to Starfighters, Mr. Franta was the deputy director of Energy Florida based in Cape Canaveral from October 2018 to September 2022 and Director of Special Projects from 2012 to October 2018. He specialized in space and energy business development by translating financial and physical requirements into fundable business plans. Mr. Franta is also an expert at coordinating public policy with private and governmental financing for mutually beneficial projects. Previously, Mr. Franta has worked for the Florida Legislature and was chief of staff for the Florida Space Authority. He was instrumental in drafting space transportation legislation which was considered and eventually adopted by the Florida Legislature, managed two launch pads and helped fund more than $300 million of space and ground infrastructure.

David Whitney - Chief Financial Officer

Mr. Whitney has served as Starfighters Space, Inc.'s Chief Financial Officer since January 2024.  Mr. Whitney has been serving as a Finance Executive for technology companies for the past 10 years with both private and public companies.  From November 2016 to May 2020 Mr. Whitney served as the Chief Financial Officer for RentMoola Payment Solutions Inc. ("RentMoola").  From September 2018 to January 2020 he also served on the Board of Directors for RentMoola.  During his tenure at RentMoola, Mr. Whitney oversaw the financing and accounting divisions at the Company; he was responsible for all capital raises which included a Series A, and retail investments.  From May 2020 to September 2022 he served as Chief Financial Officer for Property Vista Software Inc. ("Property Vista").  At Property Vista, Mr. Whitney was responsible for the finance and accounting office at the Company and was responsible for all capital and debt solutions while employed there.  From September 2022 to December 2023 Mr. Whitney was Chief Financial Officer for a large Canadian independent film studio, BRON Studios.  Mr. Whitney had a team of over 60 finance and account staff and was responsible for over $500MM in film and investment assets.  Mr. Whitney is a CPA (CA) designated in British Columbia Canada, articling in public practice at Ernst & Young LLP.  Mr. Whitney has won several distinguished awards in his field including Ernst & Youngs '40 Under 40' award for Western Canada.  Mr. Whitney has a Bachelor of Business Administration minoring in Advanced Accounting from the British Columbia Institute of Technology.

Michael Smith - VP of Operations

Mr. Smith has served as Starfighters Space, Inc.'s Vice President of Operations since February 2025. Mr. Smith has over 30 years of professional experience in aviation and defense as a former naval aviator and fighter pilot in the US Navy and Texas Air National Guard ("TXANG"). His expertise spans aerospace operations, strategic leadership, and defense contracting, with key roles in post-9/11 homeland defense. Mr. Smith is a graduate of Texas A&M University, as well as a remote graduate of the United States Air Force ("USAF") Air Command and Staff College and has served in multiple fleet F-14 squadrons. Post Fleet Replacement Squadron assignment as an Instructor Pilot and Tomcat Demonstration pilot, Mr. Smith was granted an inner-service transfer to the USAF and completed his service in the TXANG in 111FS flying the F-16. After retiring from the USAF, Mr. Smith worked as a pilot and Captain for Southwest Airlines (Southwest Airlines November 2005 to Present), pilot for Draken International (May 2012 to November 2022), and pilot for Starfighters International (June 2007 to Present). To date, Mr. Smith has accumulated over 15,000 flight hours and 132 hours of combat time over Iraq and Bosnia. In his current role with Starfighters, Mr. Smith leads daily operations, teaming with aerospace industry leaders and governmental partnerships, aerospace advancements, and provides driving innovation in global defense and aviation.

Brenda Svetkoff - Secretary

Ms. Svetkoff has served as the corporate secretary of Starfighters since September 2022. She is familiar with aviation operations, having worked for Continental Airlines for 13 years. Ms. Svetkoff has assisted with Starfighters transition from an airshow team to a research, development, testing and evaluation as well as a launch company. Ms. Svetkoff also coordinates Starfighters' involvement with STEM (science, technology, engineering and math) education programs which culminates every year with Girls in Aviation coming to Starfighters' hangar for a day of events.

Austin Thornberry - Director

Mr. Thornberry is a seasoned finance professional with a background in advising new companies in the venture capital market. Mr. Thornberry is currently the Chief Financial Officer of Three Sixty Solar Ltd. (since August 2022), a company focused on innovative solar equipment supply to the global marketplace, and of UniDoc Health Corp. (since February 2024), a company bringing an innovative telehealth solution to underserved areas, where he is responsible for the companies' financial reporting, budgeting and overseeing compliance procedures. He brings extensive experience working with high-growth companies across numerous industries through his past work in the Technology & Innovation banking group at the Bank of Montreal from March 2020 to May 2021 and as an auditor in the financial services arm of Ernst & Young October 2017 to March 2020, advising on multiple capital markets transactions. Mr. Thornberry has since worked as an independent business consultant, splitting his time working in Toronto, Ontario and Vancouver, British Columbia. He obtained his Bachelor of Commerce at McGill University and has held the CPA, CA, designation since 2019.

Frostee Rucker - Director

Mr. Rucker is a two-time National Champion with University of Southern California (USC) (2003 | 2004), all Pac 10 player, and 13-year NFL veteran; having played for four franchises over his lengthy career (Bengals, Browns, Cardinals, and Raiders).  After retiring in 2018 from professional sports, he has dove into the world of entrepreneurship.  He is a founder and partner of Blinc Games (2017) and King City Gardens (2022), has curated and created the Active Legends apparel line, and owns and operates Stay Ready Football under his non-profit, Frostee's Challenge.  Mr. Rucker has been the VP of Sports & Entertainment for a private investment firm, Fortuna Advisors, since May 2022, for which he facilitates introductions to his extensive network of professionals, athletes, and celebrities, and identifies and negotiates potential business opportunities. Mr. Rucker graduated in 2006 from USC with a Bachelor's of Sociology degree.

Sean Bromley - Director

Mr. Bromley is a self-employed independent consultant to private and public companies and has significant experience in consulting and advising early-stage companies. As a former investment advisor, Mr. Bromley also brings considerable capital markets and financing expertise to the Company. He has been working as an investment consultant for the past 9 years and currently serves, or has served, as a director and consultant for multiple public and private companies including The Vurger Co Ltd. (Since March 2022), Modern Mining Technology Corp. (since September 2021), Promino Nutritional Sciences Inc. (since August 2020), Pure Extracts Technologies Corp. (December 2019 to August 2023), Isracann Biosciences Inc. (December 2018 to January 2024), Bolt Metals Corp. (October 2017 to November 2024), White Gold Corp. (since November 2015), and Apollo Silver Corp. (August 2015 to June 2023). As a consultant, Mr. Bromley assists companies with corporate strategy, the identification of potential targets for mergers and acquisitions and the negotiation of transaction agreements, capital raising and making introductions to potential business partners. Mr. Bromley holds a Bachelor of Commerce degree with specialization in Finance from the University of Calgary in Alberta, Canada. He also studied at The Hong Kong University of Science and Technology in 2012.

Involvement in Certain Legal Proceedings

Except as set forth below, to our knowledge, none of our current directors or executive officers has, during the past ten years:

  been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
  had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;
  been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;
  been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
  been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
  been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Sean Bromley and Austin Thornberry, directors of the Company, were directors of The Vurger Co. Ltd. ("Vurger") when a Notice of Administrator's Appointment with respect to Vurger was filed with the United Kingdom's Companies House in accordance with Rule 3.27 of the Insolvency (England & Wales) Rules 2016 and paragraph 46(4) of Schedule B1 to the Insolvency Act 1986 in April 2023. As of March 2025, Vurger was still undergoing insolvency proceedings, leading to a "pre-packaged" administration sale of its assets which was announced on May 5, 2023.

Except as set forth above and in our discussion below in "Security Ownership of Management and Principal Stockholders - Transactions with Related Persons," none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Compensation of Directors and Executive Officers

During the Company's fiscal year ended December 31, 2024, the Company paid the following cumulative salaries to their executive officers:

Name	Capacities in which compensation is received	Cash Compensation $	Other Compensation $	Total Compensation $
Rick Svetkoff	Chief Executive Officer	$232,000	0	$232,000
David Whitney	Chief Financial Officer	$157,000	0	$157,000
Tim Franta	VP Development	$95,000	0	$95,000

Consulting Agreements

We have entered into consulting agreements with the following executive officers, directors, employees, and consultants. We may enter into additional employment agreements with other key executives, directors, employees, and consultants in the future.

Austin Thornberry

Austin Thornberry, a director of the Company, entered into a consulting agreement with the Company dated February 1, 2023. Pursuant to the terms and conditions of the agreement, Mr. Thornberry will provide the Company with the following services: (i) assisting with required financial statement review and audit, (ii) providing capital markets, corporate finance and advisory advice in connection with private placement and public offerings by the Company, (iii) reviewing potential business development opportunities of the Company, and (iv) performing such other duties as may be requested by the Company from time to time and agreed to by Mr. Thornberry. As consideration for the provision of the services, the Company will pay Mr. Thornberry a base fee of $200 per hour, plus applicable taxes, on a monthly basis. The Company will also reimburse Mr. Thornberry for pre-approved expenses.

The Company's engagement of Mr. Thornberry as a consultant commenced on February 1, 2023, and will continue for a period of twelve (12) months, unless the agreement is terminated in accordance with its terms. Following the initial twelve (12) month term the agreement will continue on a month-to-month basis. The Company may terminate the agreement at any time for cause by providing Mr. Thornberry written notice. Additionally, either Mr. Thornberry or the Company may terminate the agreement upon at least thirty (30) days' prior written notice provided that the Company may elect to terminate the Mr. Thornberry at any time by paying Mr. Thornberry the fees he would have been entitled to receive over the thirty (30) day notice period in lieu of such notice. Such consulting agreement ceased as of April 30, 2024.

Sea Island Consulting Ltd.

Sea Island Consulting Ltd. ("Sea Island"), a company wholly-owned and controlled by David Whitney, entered into a consulting agreement with the Company dated January 1, 2024. Pursuant to the terms and conditions of the agreement, David Whitney will perform the services of Chief Financial Officer of the Company for monthly compensation of $4,250 per month. Pursuant to the consulting agreement, the Company has agreed to grant Sea Island the following Options pursuant to the 2023 Stock Incentive Plan:

  100,000 Options with an exercise price equal to $3.59, 1/6 of which shall vest on the first day of each calendar month following January 1, 2024, provided that the consulting agreement remains in force on each applicable date of vesting; and
  150,000 contingent Options with an exercise price equal to $3.59, which shall vest on July 1, 2024, provided that the Board approves the vesting on July 1, 2024, in the Board's sole discretion.

The Options and any underlying Common Stock will be subject to a six-month escrow period (or such longer period as may be required by the Company's selling agent or underwriter ) from the date of the Company completes an initial public offering, or the Common Stock are otherwise listed on a recognized stock exchange in the United States.

The Company's engagement of Sea Island commenced on January 1, 2024, and will continue indefinitely on a month-to-month basis until the agreement is terminated in accordance with its terms. The Company may terminate the agreement at any time for cause by providing Sea Island written notice. Additionally, either Sea Island or the Company may terminate the agreement upon at least thirty (30) days' prior written notice.

Rick Svetkoff

We currently do not have a written employment or consulting agreement with our CEO, Rick Svetkoff. Prior to the inception of the Company in September 2022, Mr. Svetkoff was the sole director, officer and shareholder of the predecessors to the Company. Mr. Svetkoff's compensation was historically determined based on available funds from operations. Following completion of the Company's Regulation A Tier 2 offering, the Company intends to undertake a compensation review for Mr. Svetkoff, and other key members of management, and enter into a formal executive employment or consulting agreement with him.

Director Compensation

The Company currently pays each of its directors cash fees in the amount of $2,000 per month for their services as members of the Board. Additionally, the Company previously paid Sean Bromley additional cash fees in the amount of $4,000 per month as consideration for Mr. Bromley's services as Chair of the Board. On June 3, 2024, Sean Bromley resigned as Chair of the Board and Rick Svetkoff was appointed as Executive Chairman. During the Company's fiscal year ended December 31, 2024, the Company paid an aggregate of $164,000 in cash fees to its five (5) directors.

Director Indemnification

The Company has entered into indemnity agreements ("Indemnity Agreement") with each of Austin Thornberry, Frostee Rucker, Sean Bromley, and Tim Franta (collectively, the "Indemnified Directors" and each an "Indemnified Director"). Pursuant to the terms and conditions of each Indemnity Agreement, the Company has agreed to indemnify each of the Indemnified Directors who is a party to or witness, or is threatened to be made a party or witness, in any pending or completed action, suit, claim or other proceeding, whether civil, criminal, administrative, investigative, legislative or any other type, due to (i) an event related to the Indemnified Director's service as a director, or (ii) by reason of anything done or not done by the Indemnified Director.

Item 4. Security Ownership of Management and Certain Securityholders

The following table shows the beneficial ownership of our Common Stock, as of April 28, 2025, held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers and management as a group. As of April 28, 2025, there were 21,074,832 shares of Common Stock issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Common Stock subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Annual Report, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent
Rick Svetkoff President, Chief Executive Officer, Director and Executive Chairman c/o Reusable Launch Vehicle Hangar, Hagar Rd. Cape Canaveral, FL, 32920	14,170,000(1)	67.2%
All directors and executive officers as a group	14,900,000(2)	68.9%
Greater than 10% Securityholders:
N/A

Notes:

(1) This figure includes 14,170,000 shares of common stock held directly by Mr. Svetkoff.

(2) This figure includes (i) 14,340,000 shares of common stock held by all directors and executive officers, and (ii) 560,000 warrants held by directors which vested on September 15, 2024.

Item 5. Interest of Management and Others in Certain Transactions with Related Persons

The Company's related parties consist of the Company's directors and officers, members of the Company's management and its principal stockholders, any promoters, and any immediate family members of the aforementioned persons. The Company and its subsidiaries have entered into the following transactions with related parties:

  On August 14, 2010, Starfighters International issued a promissory note to RLB, a company owned by Brenda Svetkoff, the spouse of Rick Svetkoff, with the principal sum of $865,000. The principal sum is non-interest bearing and there is no set date for repayment and is due on demand. As of December 31, 2024 and 2023, $865,000 is outstanding.
  On August 14, 2010, Starfighters International issued a promissory note to Rick Svetkoff, the President, Chief Executive Officer a Director of the Company, with the principal sum of $865,000. Starfighters International has partially repaid this promissory note and the outstanding principal sum is currently $190,050. The principal sum is non-interest bearing and there is no set date for repayment and is due on demand. As of December 31, 2024 and 2023, $190,050 and $235,050, respectively, is outstanding.
  On August 15, 2018, SFI issued a promissory note to William Svetkoff, the brother of Rick Svetkoff, the President, Chief Executive Officer a Director of the Company, with the principal sum of $110,000. The principal sum was non-interest bearing. SFI has repaid this promissory note. As of December 31, 2024 and 2023, $0 is outstanding.

  On October 1, 2021, Starfighters International entered into an Asset Purchase Agreement, as amended on December 29, 2023, with Hypersonic Group Inc., a company which is 50% owned by Rick Svetkoff, pursuant to which Starfighters International agreed to purchase 22 J79-19 jet engines for aggregate consideration of $2,200,000. As of December 31, 2024, SFI has paid an aggregate of $1,300,000 of the total purchase price. As of December 31, 2023, SFI has paid an aggregate of $750,000 of the total purchase price.
  On January 1, 2022, Starfighters International entered into an Equity Purchase Agreement with Rick Svetkoff pursuant to which Starfighters International acquired a 100% interest in SFI from Rick Svetkoff in exchange for consideration of $1.00.
  On January 1, 2022, Starfighters International entered into an Asset Transfer Agreement with RLB, a company owned by Brenda Svetkoff, the spouse of Rick Svetkoff, pursuant to which Starfighters International acquired certain asset from RLB in exchange for consideration of $1.00.
  On August 1, 2022, SFI issued a promissory note to Rick Svetkoff, the President, Chief Executive Officer a Director of the Company, with the principal sum of $475,150. The principal sum is non-interest bearing and there is no set date for repayment and is due on demand. As of December 31, 2024 and 2023, $475,150 is outstanding.
  On September 9, 2022, the Company entered into an Equity Exchange Agreement with Rick Svetkoff pursuant to which the Company acquired a 100% interest in Starfighters International in exchange for 15,000,000 shares of common stock in the capital of the Company.
  On September 1, 2022 and on October 1, 2022, the Company entered into Consulting Agreements with Fortuna Advisors Ltd., as a promoter for the Company, through each of Fortuna Investment Corp. ("FIC") and F2 Florida, LLC ("F2"), respectively, whereby each of FIC and F2 have agreed to (i) provide capital markets, corporate finance and advisory advice in connection with an initial public offering, (ii) review potential business development opportunities of the Company, and (iii) perform such other duties as may be requested by the Company from time to time and agreed to by FIC or F2, as applicable, in exchange for a fee of $7,500 per month plus applicable taxes to each of FIC and F2 and reimbursement of pre-approved expenses incurred by each of FIC and F2. The Company incurred an expense of $90,000 and $150,000 to FIC, and $223,000 and $215,650 to F2, during the years ended December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024 and 2023, the Company owed $12,444 and $12,273, respectively, in accounts payable and accrued liabilities to F2.
  On September 15, 2022, 1129925 BC Ltd., a company controlled by Sean Bromley, a director of the Company, subscribed for and was issued 500,000 2022 Warrants for subscription proceeds of $5,000.
  On September 15, 2022, Austin Thornberry, a director of the Company, subscribed for and was issued 50,000 2022 Warrants for subscription proceeds of $500.
  On September 15, 2022, Frostee Rucker, a director of the Company, subscribed for and was issued 10,000 2022 Warrants for subscription proceeds of $100.
  On November 18, 2022, Sean Bromley, a director of the Company, subscribed for and was issued 30,000 shares of Common Stock for subscription proceeds of $15,000.
  On November 18, 2022, Austin Thornberry, a director of the Company, subscribed for and was issued 20,000 shares of Common Stock for subscription proceeds of $10,000.
  On November 18, 2022, Frostee Rucker, a director of the Company, subscribed for and was issued 20,000 shares of Common Stock for subscription proceeds of $10,000.
  On November 18, 2022, William Svetkoff, a sibling of Rick Svetkoff, subscribed for and was issued 200,000 shares of Common Stock for subscription proceeds of $100,000.
  On February 1, 2023, the Company entered into a Consulting Agreement with Austin Thornberry, a director of the Company, whereby Mr. Thornberry agreed to provide the following services: (i) assisting with required financial statement review and audit, (ii) providing capital markets, corporate finance and advisory advice in connection with private placement and public offerings by the Company, (iii) reviewing potential business development opportunities of the Company, and (iv) performing such other duties as may be requested by the Company from time to time and agreed to by Mr. Thornberry. As consideration for the provision of the services, the Company will pay Mr. Thornberry a base fee of $200 per hour, plus applicable taxes, on a monthly basis. The Company will also reimburse Mr. Thornberry for pre-approved expenses. During the years ended December 31, 2024 and December 31, 2023, the Company incurred an expense of $25,000 and $49,500, respectively, to this related party. Such consulting agreement ceased as of April 30, 2024.

  During the years ended December 31, 2024 and December 31, 2023, the Company paid an aggregate of $53,000 and $54,000, respectively, in consulting fees to RLB, a company controlled by Brenda Svetkoff, the spouse of Rick Svetkoff, for bookkeeping and administrative services provided to the Company.
  The Company paid fees related to their performance of their director role within the Company of $164,000 and $168,000, during the periods ended December 31, 2024 and December 31, 2023, respectively.  The fees were paid to Rick Svetkoff ($48,000 in 2024 and $24,000 in 2023), Tim Franta ($24,000 in 2024 and $24,000 in 2023), Sean Bromley ($44,000 in 2024 and $72,000 in 2023), Austin Thornberry ($24,000 in 2024 and $24,000 in 2023) and Frostee Rucker ($24,000 in 2024 and $24,000 in 2023).
  The Company incurred expenses related to their performance of executive or management roles within the Company of $484,000 and $380,250, during the years ended December 31, 2024 and December 31, 2023, respectively.  The expenses incurred were to Rick Svetkoff ($232,000 in 2024 and $232,000 in 2023), Tim Franta ($95,000 in 2024 and $92,000 in 2023), David Whitney ($157,000 in 2024 and $0 in 2023) and Olga Balanovskaya ($0 in 2024 and $56,250 in 2023).

As of December 31, 2024 and 2023, the Company owed $128,000 and $78,500, respectively, in accounts payable and accrued liabilities to related parties.

Review, Approval and Ratification of Related Party Transactions

Prior to April 17, 2024, we had not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s) and director(s). On April 17, 2024, we adopted an Audit Committee Charter and appointed an Audit Committee, which the Audit Committee is required to review and approve all material related party transactions in advance. In addition, our Board of Directors reviews any proposed transaction involved a related party and considers whether such transactions are fair and reasonable and in the Company's best interest.

Item 6. Other Information

On April 25, 2025, we conducted a sixth closing of the Company’s offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which we sold 234,262 shares of our common stock at a price of $3.59 per share, for gross proceeds of $841,001.. In connection with the sixth closing, we also issued 2,344 Agent’s Warrants to Digital Offering, LLC which are exercisable for 2,344 shares of our common stock at an exercise price of $3.59 per share until September 6, 2029.

As a result of the sixth closing of the Regulation A Tier 2 offering and the cancellation of 223 shares of common stock, our issued and outstanding shares of common stock is now 21,074,832.

Pursuant to our Regulation A Tier 2 offering, we have raised an aggregate of $15,633,129 and issued an aggregate of 4,354,632 shares of common stock resulting in a total of 21,074,832 shares of common stock outstanding as of the date of this Annual Report on Form 1-K.

Item 7. Financial Statements

Starfighters Space, Inc.

Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

 STARFIGHTERS SPACE, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Starfighters Space, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Starfighters Space, Inc. (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a net loss from operations, negative cash flows from operations, and an accumulated deficit and that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2024.

/s/ Adeptus Partners, LLC

PCAOB ID: 3686

Ocean, New Jersey

April 30, 2025

STARFIGHTERS SPACE, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
Assets

Current assets
Cash	$7,050,610	$1,694,109
Restricted cash	50,089	-
Short-term investments	1,006,517	288,110
Due from related party	4,074	4,074
Prepaid expenses	134,572	154,440
Deferred financing charges	105,703	-
Other receivable	1,064	-
Total current assets	8,352,629	2,140,733

Right of use assets - operating lease, net	242,332	319,715
Property, plant, and equipment, net	82,622	18,412
Long-term deposits	1,623,003	1,152,532
Total assets	$10,300,586	$3,631,392

Liabilities and Stockholders' Deficit

Current liabilities
Accounts payable and accrued liabilities	$731,756	$476,562
Deferred income	344,800	397,000
Derivative liability	4,535,469	-
Lease liability	91,767	75,801
Interest payable	13,938	59,929
Convertible debentures, net	7,244,961	-
Note payable	1,436,001	135,532
Related party notes payable	1,630,200	1,675,200
Total current liabilities	16,028,892	2,820,024

Note payable	-	1,300,469
Convertible debentures, net	-	4,776,407
Derivative liability	-	2,416,863
Lease liability - non-current	162,150	253,917
Total liabilities	$16,191,042	$11,567,680

Commitments and contingencies - see Note 11

Stockholders' Deficit
Common stock, $0.00001 par value, 200,000,000 shares authorized; 19,176,910 issued and outstanding as of December 31, 2024 (16,720,200 as of December 31, 2023)	192	167
Common stock subscribed	1,870,643	-
Additional paid-in-capital	9,125,524	1,041,583
Accumulated deficit	(16,886,815)	(8,978,038)
Total stockholders' deficit	(5,890,456)	(7,936,288)
Total liabilities and stockholders' deficit	$10,300,586	$3,631,392

The accompanying notes are an integral part of these consolidated financial statements

STARFIGHTERS SPACE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2024	2023

Operating expenses
Advertising and promotion	$183,790	$304,543
Bank and interest charges	5,607	913
Business development	360,000	360,000
Consulting fees	998,364	907,215
Contract labor and fuel	403,800	494,675
Custom fees	-	6,416
Depreciation	15,319	12,276
Directors fees	164,000	168,000
Insurance	87,372	83,630
Licenses	620	501
Management fees	232,000	232,000
Office and administrative	166,196	137,178
Listing fees	292,293	-
Professional fees	786,338	462,989
Rent expense	294,611	210,893
Repairs and maintenance	44,504	102,714
Travel and entertainment	231,207	598,833
Vehicle	35,062	3,295
Total operating expenses	(4,301,083)	(4,086,071)

Other income (expense)
Amortization of debt discount	(1,777,505)	(656,524)
Change in fair value of derivative liability	(1,642,697)	(64,261)
Other income	234,900	349,330
Interest expense	(486,669)	(266,098)
Interest income	66,323	50,419
Exchange loss	(2,046)	(8,378)
Total other income (expense)	(3,607,694)	(595,512)

Net loss before taxes	(7,908,777)	(4,681,583)

Income tax expense (benefit)	-	-

Net loss	$(7,908,777)	$(4,681,583)

Weighted average number of shares - Basic and diluted	17,183,830	16,720,000

Net loss per share - Basic and diluted	$(0.46)	$(0.28)

The accompanying notes are an integral part of these consolidated financial statements

STARFIGHTERS SPACE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

	Common Stock
	Number of Shares	Amount	Common Stock Subscribed	Additional Paid-In- Capital	Deficit	Total Stockholders' Deficit
Balance, January 1, 2023	16,720,200	$167	$-	$1,010,083	$(4,296,455)	$(3,286,205)
Issuance of warrants	-	-	-	31,500	-	31,500
Net loss	-	-	-	-	(4,681,583)	(4,681,583)
Balance, December 31, 2023	16,720,200	167	$-	$1,041,583	(8,978,038)	(7,936,288)

Reg A financing	2,456,710	25	1,870,643	8,819,575	-	10,690,243
Reg A financing share issuance costs	-	-	-	(735,634)	-	(735,634)
Net loss	-	-	-	-	(7,908,777)	(7,908,777)
Balance, December 31, 2024	19,176,910	$192	$1,870,643	$9,125,524	$(16,886,815)	$(5,890,456)

The accompanying notes are an integral part of these consolidated financial statements

STARFIGHTERS SPACE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023

Cash flows from operating activities
Net loss	$(7,908,777)	$(4,681,583)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	15,319	12,276
Amortization of ROU asset	77,383	66,630
Unrealized gain on investments	(5,474)	(9,834)
Realized gain on investments	(6,881)	-
Amortization of debt discount	1,777,505	656,524
Change in fair value of derivative liability	1,642,697	64,261

Changes in operating assets and liabilities:
Accrued interest	397,517	251,739
Other receivable	(1,064)	90,000
Accounts payable and accrued liabilities	255,194	83,806
Due to related party	-	(1,640)
Deferred income	(52,200)	312,000
Prepaid expenses	19,868	(129,501)
Lease liability	(75,801)	(77,458)
Net cash used in operating activities	(3,864,714)	(3,362,780)

Cash flows from investing activities
Additions to long-term deposits	(550,000)	(650,000)
Purchase of short-term investments	(1,295,252)	(278,276)
Redemption of short-term investments	589,200	-
Net cash used in investing activities	(1,256,052)	(928,276)

Cash flows from financing activities
Repayment of loans	(45,000)	-
Repayment of related party loans	-	(247,500)
Proceeds from convertible debentures, net of costs	723,450	3,977,154
Proceeds from exercise of warrants	-	31,500
Proceeds from Reg A financing, net of costs	9,954,609	-
Deferred financing costs	(105,703)	-
Net cash provided by financing activities	10,527,356	3,761,154
Increase (decrease) in cash	5,406,590	(529,902)
Cash and restricted cash, beginning of year	1,694,109	2,224,011
Cash and restricted cash, end of year	$7,100,699	$1,694,109

Cash	$7,050,610	$1,694,109
Restricted Cash	50,089	-
Total cash and restricted cash, end of year	$7,100,699	$1,694,109

Supplemental cash flow information
Income taxes paid	$-	$-
Interest paid	$89,152	$14,360

Supplemental disclosure of non-cash investing and financing activities
Initial derivative liability from issuance of convertible notes	$475,909	$2,352,602

The accompanying notes are an integral part of these consolidated financial statements

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Starfighters Space Inc. ("SFS" or the "Company") was incorporated on September 6, 2022, under the laws of the State of Delaware.  The Company's registered office is held at 850 New Burton Road, Suite 201, Dover, DE 19904. The Company's principal operating facility is located in Cape Canaveral, Florida. The Company operates from the NASA Kennedy Space Center in Florida and has a fleet of seven F104 Fighter jets that are capable of flying MACH 2+.  The Company is currently in the process of gaining a launch waiver and license for its first space launch to launch rockets carrying payloads for data testing from their jets into suborbital space.  Upon successful suborbital space flight, the Company intends to develop infrastructure for orbital space launch.

Risks and Uncertainties

Disruption of global financial markets and a recession or market correction, including the ongoing military conflicts between Russia and Ukraine and the related sanctions imposed against Russia as well as the conflict between Israel and Hamas, the ongoing effects of the COVID-19 pandemic, the significant tariffs imposed by the United States on imports from other countries and other global macroeconomic factors such as inflation and rising interest rates, could reduce the Company's ability to access capital, which could in the future negatively affect the Company's liquidity and could materially affect the Company's business and the value of its common stock.

2. BASIS OF PRESENTATION

a) Basis of presentation

The accompanying consolidated financial statements include the accounts of Starfighters Space Inc. and its wholly owned subsidiaries, and are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All intercompany accounts and transactions have been eliminated in consolidation. References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of authoritative U.S. GAAP.

As of December 31, 2024, the Company's subsidiaries were:

Name of subsidiary	Place of incorporation	Incorporated	Ownership
Starfighters International Inc. (Florida)	Florida, the United States	March 3, 2018	100%
Starfighters Inc.	Florida, the United States	November 16, 1995	100%
Starfighters International Inc. (Texas)	Texas, the United States	March 29, 2024	100%

b) Going concern

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. During the years ended December 31, 2024 and 2023, the Company recorded a net loss of $7,908,777 and $4,681,583, respectively. As of December 31, 2024 and December 31, 2023, the Company had a deficit of $16,886,815 and $8,978,038, respectively.

These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date of the consolidated financial statements being issued. The ability of the Company to continue as a going concern is dependent upon the Company's ability to raise additional funds and implement its business plan. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. BASIS OF PRESENTATION (CONTINUED)

As of December 31, 2024, the Company had cash in the amount of $7,050,610. The continuation of the Company as a going concern is dependent upon its ability to obtain necessary debt or equity financing to continue operations until it begins generating positive cash flow. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case or equity financing.

c) Functional and presentation currencies

The consolidated financial statements of the Company are presented in United States dollars. The functional currency of the Company and its subsidiaries is the United States dollar.

d) Emerging growth company

The Company is an "Emerging Growth Company", as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it has taken advantage of certain exemptions that are not applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b) (1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial reporting standards.  The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.

The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public and private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

e) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company's management to make judgments, estimates and assumptions about future events that the amounts reported in the consolidated financial statements.  Actual results may differ from these estimates.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and when applicable, short-term, highly liquid deposits which are either cashable or with original maturities of less than three months. There are no cash equivalents as of December 31, 2024 or 2023. At times, the Company's cash balance exceeds the federally insured limits. The total uninsured cash and cash equivalents balance as of December 31, 2024 was $6,350,699.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b) Restricted cash

Restricted cash are deposits held with banks that are held as collateral for the corporate credit cards of the Company.

c) Short-term investments

The Company's short-term investments are treasury notes and certificates of deposit with original maturities greater than 3 months.  All of the treasury notes held by the Company as of December 31, 2023 matured in 2024.  The treasury notes had an interest rate of 5.046%. The certificate of deposit held by the Company as of December 31, 2024 matures in 2025. The certificate of deposit has an interest rate of 4.163%. The short-term investments are level 1 investments in the fair value hierarchy. These securities are presented on the consolidated balance sheet at fair value.  Earnings from these securities are included in interest income on the consolidated statement of operations. For the year ended December 31, 2024 and 2023, the Company recorded a gain on short-term investments of $12,355 and $0, respectively.

d) Accounts Receivable and Allowance for Credit Losses

Accounts receivable are carried at original invoice amount, less any estimate made for doubtful accounts or credit losses. The allowance for credit losses is the Company's best estimate of the amount of expected credit losses in the Company's existing receivables over the contractual term. We evaluate our exposure to credit loss on both a collective and individual basis. We evaluate such receivables on an individual customer basis and take into account any relevant available information, which begins with historical credit loss experience and consideration of current and expected conditions and market trends (such as general economic conditions, other microeconomic and macroeconomic considerations, etc.) and reasonable and supportable forecasts that could impact the collectability of such receivables over the contractual term individually or in the aggregate. Changes in circumstances relating to these factors may result in the need to increase or decrease our allowance for credit losses in the future. The allowance for credit losses was $0 as of December 31, 2024 and December 31, 2023.

e) Property, plant, and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the double-declining method over the estimated useful lives of the respective assets. Depreciable assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in income for the period. Major replacements or betterments are capitalized while maintenance and repairs are expensed as incurred. The estimated useful lives of the classes of property and equipment are as follows:

Vehicles	5 years
Aircraft improvements	5 years

f) Long-term deposits

Long-term deposits are comprised entirely of deposits paid in advance for property and equipment, where control of the asset has not yet transferred to the Company.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

g) Leases

The Company adopted ASC 842, Leases, as amended, on January 1, 2020 ("ASC 842"). The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease.

The Company determines if an arrangement contains a lease at inception as defined by ASC 842. To meet the definition of a lease under ASC 842, the contractual arrangement must convey to the Company the right to control the use of an identifiable asset for a period of time in exchange for consideration. Right of Use ("ROU") assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

h) Impairment of long-lived assets

Long-lived assets or asset groups held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. Circumstances that could trigger a review include, but are not limited to: significant decreases in the market price of the assets; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the assets; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the assets; and current expectation that the assets will more likely than not be sold or disposed significantly before the end of their estimated useful life.

When indicators of potential impairment are present the Company prepares a projected undiscounted cash flow analysis for the respective asset or asset group. If the sum of the undiscounted cash flows is less than the carrying value of the asset or asset group, an impairment loss is recognized equal to the excess of the carrying value over the fair value, if any. Fair value can be determined using discounted cash flows of future operating results based upon a rate that corresponds to the cost of capital. Recognized impairment losses are not reversed. There were no impairments noted during the years ended December 31, 2024 or 2023.

i) Financial instruments measurements and fair value of financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets are classified and measured at fair value with subsequent changes in fair value recognized in either profit and loss as they arise unless restrictive criteria are met for classifying and measuring the asset at either amortized cost or FVOCI. Financial liabilities are measured at amortized costs unless they are elected to be or required to be measured at fair value through profit and loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled, or expire.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

ASC 820 identifies fair value as the exchange price, or exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements,

ASC 820 establishes a three-tier fair value hierarchy that distinguishes between the following, based on the nature of the valuation inputs:

  Level 1: quoted prices (unadjusted) for identical assets or liabilities in active markets;
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
  Level 3: one or more significant inputs used in a valuation technique are unobservable in determining fair values of the asset or liability.

Determination of fair value and the resulting hierarchy requires the use of observable market data where available. The classification of an asset or liability in the hierarchy is based on the lowest level of input that is significant to the fair value measurement.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. The Company determined that the derivative liability relating to the embedded conversion feature in the convertible notes is a Level 3 liability. See Note 6 for the significant inputs used and for a roll-forward of the Level 3 liability.

j) Derivative Liabilities

The Company evaluates its financial instruments and other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for in accordance with ASC 815. The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market at each balance sheet date and recorded as a liability and the change in fair value is recorded in the consolidated statements of operations.  Upon conversion or exercise of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period.  Derivative instruments that become subject to reclassification are reclassified at the fair value of the instrument on the reclassification date.  Derivative instrument liabilities will be classified in the consolidated balance sheet as current or non-current based on whether or not settlement of the derivative instrument is expected within 12 months of the consolidated balance sheet date.

The Company uses the Monte Carlo simulation model to value derivative liabilities.  This model uses Level 3 inputs in the fair value hierarchy established by ASC 820, Fair Value Measurement.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

k) Income taxes

The Company's tax provision consists of taxes currently payable or receivable, plus any change during the period in deferred tax assets and liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settles. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that is it more likely than note that some portion of the deferred tax asset will not be realized.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Accounting for income taxes requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if available evidence indicates it is more likely than not that the tax position will be fully sustained upon review by taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount with a greater than 50 percent likelihood of being realized upon ultimate settlement. For tax positions that are 50 percent or less likely of being sustained upon audit, the Company does not recognize any portion of that benefit in the financial statements. The Company is not aware of any issued under review that could result in significant payments, accruals or a material deviation from its position.

l) Loss per share

Basic earnings (loss) per share ("EPS") is calculated by dividing profit or loss attributable to ordinary equity holders (numerator) by the weighted average number of ordinary shares outstanding (denominator) during the period. The denominator is calculated by adjusting the shares issued at the beginning of the period by the number of shares bought back during the period, multiplied by a time-weighting factor.

Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential units. The effects of anti-dilutive options and potential units are ignored in calculating diluted EPS. All options and potential units are considered anti-dilutive when the Company is in a loss position.

The Company has the following anti-dilutive securities as of December 31, 2024 and 2023:

	2024	2023
Warrants	18,174,574	18,150,000

Due to the terms of the conversion option for the Note Payable (Note 5) and Convertible Debentures (Note 6), the Company cannot predict the anti-dilutive shares for these instruments, and as such, they are excluded from the above table.

m) Other income

The Company earns ancillary income from contracts with customers for pilot training and equipment testing. The income is recognized at a point in time which is upon the completion of the services, which the Company has determined is the completion of a flight. There is no variable consideration for these ancillary services.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

From time to time, the Company receives consideration in advance of the services being rendered; this is presented as deferred income on the consolidated balance sheet. The Company also extends credit for payments to be received for services provided; this is presented as accounts receivable on the consolidated balance sheet.

The following table summarizes the deferred income activity for the years ended December 31, 2024 and 2023:

Balance as of January 1, 2023	$85,000
Deferral of income billed during the year	312,000
Balance as of December 31, 2023	$397,000
Recognition of income recorded as deferred income as of December 31, 2023	(157,000)
Deferral of income billed during the year	104,800
Balance as of December 31, 2024	$344,800

n) Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2024 and 2023, were $183,790 and $304,543 respectively.

o) Subsequent Events

The Company evaluated subsequent events through April 30, 2025, the date in which the consolidated financial statements were issued.

p) Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires an enhanced disclosure of segments on an annual and interim basis, including the title of the chief operating decision maker, significant segment expenses, and the composition of other segment items for each segment's reported profit. The Company adopted ASU 2023-07 as of January 1, 2024, which had no material impact on the Company's consolidated financial statements.

q) Segment Reporting

ASC Topic No. 280, Segment Reporting ("ASC 280"), establishes standards for the way that public business enterprises report information about operating segments in their annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. ASC 280 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company's business segments are based on the organization structure used by the chief operating decision maker for making operating and investment decisions and for assessing performance. Our Chief Executive Officer, who is our chief operating decision maker, views the Company's operations and manages its business in one operating segment, which is principally the operations of F104 Fighter jets and development of infrastructure for orbital space launch.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following:

	December 31, 2024	December 31, 2023
Vehicles	$51,149	$51,149
Aircraft improvements	79,529	-
	130,678	51,149

Accumulated depreciation	(48,056)	(32,737)
Net book value	$82,622	$18,412

Depreciation expense for the years ended December 31, 2024 and 2023, was $15,319 and $12,276, respectively.

5. NOTE PAYABLE

On February 16, 2012, the Company secured a loan with Space Florida in the amount of $1,436,001, maturing September 16, 2022. The loan bears interest at 1.00% per annum, no payments are due on the loan for 12 months from the date of first disbursement of the loan and interest-only payments are applicable over the next 114 months.  The loan is secured by a DASH-7 aircraft engine with a book value of $0.

On September 16, 2022, the Company and Space Florida amended the agreement to extend the maturity date to November 1, 2033 and to increase the interest rate to 3.00% per annum and 8.00% per annum in the event of default. Additionally, starting December 1, 2023 the Company is to make monthly installments of $13,866.

On November 1, 2024, the Company and Space Florida entered into an amendment to the loan to confirm that the rate of interest is 3%. The parties also agreed that the previous monthly payment schedule is no longer in force, and the final settlement of the note would be through the conversion to shares of the Company upon a public listing event, at the public offering price.

As of December 31, 2024 and December 31, 2023, the principal balance of $1,436,001 and $1,436,001, respectively, and accrued interest of $13,938 and $59,929, respectively, was outstanding for this loan. Interest expense was $43,161 and $53,108 for the years ended December 31, 2024 and 2023, respectively.

6. CONVERTIBLE DEBENTURES

The convertible debentures bear interest at 5.00% per annum, have a maturity date of February 24, 2025, and automatically convert upon the event of an IPO at the lesser of a 40% discount of the price of the IPO and $4.00 per share.  Convertible debentures entered into subsequent to the Tranche 1, which closed on February 24, 2023, receive interest from the initial issuance date of February 24, 2023 from Tranche 1.

During the year ended December 31, 2024, the Company closed the secured convertible debenture financing as follows:

  Tranche 5, on May 14, 2024 and August 15, 2024 for gross proceeds of $743,400.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. CONVERTIBLE DEBENTURE (CONTINUED)

The convertible debentures were determined to be hybrid financial instruments comprised of a debt host liability and an embedded derivative liability, as under the conversion feature, the number of shares that will or may be issued to settle the debentures may vary. Upon issuance, the fair value of the debt host liability was determined to be $743,400 and the respective embedded derivative liability was valued at $475,909. The derivative liability conversion feature was valued first and the residual was allocated to the debt host liability. The Company uses the Monte Carlo model to determine the fair value of the embedded derivative liability based on a common stock simulation model and future projections of various potential outcomes. The Company incurred $19,950 in transaction costs. The fair value of the initial derivative and the transaction costs incurred were recorded as debt discount and are amortized over the life of the convertible notes using the effective interest method.

During the year ended December 31, 2023, the Company closed the secured convertible debenture financing as follows:

  Tranche 1, on February 24, 2023 for gross proceeds of $4,413,400
  Tranche 2, on July 14, 2023 for gross proceeds of $804,100
  Tranche 3, on September 15, 2023 for gross proceeds of $448,000
  Tranche 4, on December 28, 2023 for gross proceeds of $680,500

The convertible debentures were determined to be hybrid financial instruments comprised of a debt host liability and an embedded derivative liability, as under the conversion feature the number of shares that will or may be issued to settle the notes may vary. Upon issuance, the fair value of the debt host liability was determined to be $6,346,000 and the respective embedded derivative liability was valued at $2,352,602. The derivative liability conversion feature was valued first and the residual was allocated to the debt host liability. The Company uses the Monte Carlo model to determine the fair value of the embedded derivative liability based on a common stock simulation model and future projections of various potential outcomes. The Company incurred $86,506 in transaction costs. The fair value of the initial derivative and the transaction costs incurred were recorded as debt discount and are amortized over the life of the convertible notes using the effective interest method.

On December 19, 2024, holders of the convertible debentures approved an amendment to the debenture indenture, originally dated as of February 24, 2023, such that the maturity of the convertible debentures is extended from February 24, 2025 to December 31, 2025, and the convertible debentures will bear interest of 5.00% per annum until February 24, 2025, and 8.00% per annum from February 25, 2025 (the "December 2024 amendment"). The Company determined that this amendment should be treated as a debt modification.

Debt discount amortization during the year ended December 31, 2024 and 2023 was $1,777,505 and $656,524, respectively. Unamortized debt discount as of December 31, 2024 and 2023 was $500,937 and $1,782,584, respectively. Interest expense on the convertible notes for the years ended December 31, 2024 and 2023 was $443,508 and $212,991, respectively.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. CONVERTIBLE DEBENTURE (CONTINUED)

A summary of convertible debt as of and for the year ended December 31, 2024, and December 31, 2023 is as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Total
As of January 1, 2023	$-	$-	$-	$-	$-	$-
Issuances	4,413,400	804,100	448,000	680,500	-	6,346,000
Fair value of conversion feature	(1,482,763)	(321,144)	(208,539)	(340,156)	-	(2,352,602)
Transaction costs	(70,882)	(11,730)	-	(3,885)	-	(86,506)
Amortization of debt discount	570,553	61,803	23,068	1,100	-	656,524
Interest	187,418	18,726	6,567	280	-	212,991
As of December 31, 2023	$3,617,726	$551,746	$269,096	$337,839	$-	$4,776,407
Issuances	-	-	-	-	743,400	743,400
Fair value of conversion feature	-	-	-	-	(475,909)	(475,909)
Transaction costs	-	-	-	-	(19,950)	(19,950)
Amortization of debt discount	819,055	225,899	152,110	273,428	307,013	1,777,505
Interest	221,275	55,736	34,920	62,736	68,841	443,508
As of December 31, 2024	$4,658,056	$833,381	$456,126	$674,003	$623,395	$7,244,961

A roll-forward of the derivative liability, which is categorized at Level 3 on the fair value hierarchy, for the years ended December 31, 2024 and December 31, 2023 is as follows:

Derivative liabilities
As of January 1, 2023	$-
Fair value of embedded derivative liability recognized	2,352,602
Change in fair value	64,261
As of December 31, 2023	$2,416,863
Fair value of embedded derivative liability recognized	475,909
Change in fair value	1,642,697
As of December 31, 2024	$4,535,469

The key inputs used in the Monte Carlo model for the embedded conversion feature at initial measurement were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Risk-free interest rate	4.67%	4.90%	5.11%	4.69%	4.44% - 5.01%
Expected term (years)	2.00	1.58	1.42	1.17	0.50 - 0.75
Expected volatility	74.6%	74.2%	75.8%	75.9%	69.3% - 86.2%
Probability of an IPO	50.00%	60.00%	70.00%	75.00%	95.00%
Stock price	$0.5135	$0.5477	$0.5632	$0.5886	$2.0627 - 3.245

The Company's use of a Monte Carlo simulation model required the use of the subjective assumptions:

  The stock price was determined from a 409a valuation;
  The volatility was derived from comparable public companies;
  For the early redemption option the Company estimated this at 0% for all valuation dates. The Company estimated this default at 0% for all valuation dates;
  The probability of a successful IPO occurring was based on management's best estimate;
  The conversion price is not subject to reset provisions for subsequent financing events.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. CONVERTIBLE DEBENTURE (CONTINUED)

The key inputs used in the Monte Carlo model for the embedded conversion feature at December 31, 2024 were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5
Risk-free interest rate	4.16%	4.16%	4.16%	4.16%	4.16%
Expected term (years)	1.00	1.00	1.00	1.00	1.00
Expected volatility	74.0%	74.0%	74.0%	74.0%	74.0%
Probability of an IPO	95.00%	95.00%	95.00%	95.00%	95.00%
Stock price	$3.59	$3.59	$3.59	$3.59	$3.59

The key inputs used in the Monte Carlo model for the embedded conversion feature at December 31, 2023 were as follows:

	Tranche 1	Tranche 2	Tranche 3	Tranche 4
Risk-free interest rate	4.74%	4.71%	4.70%	4.68%
Expected term (years)	1.15	1.54	1.71	1.99
Expected volatility	72.0%	71.8%	71.8%	71.7%
Probability of an IPO	50.00%	60.00%	70.00%	75.00%
Stock price	$0.5894	$0.5894	$0.5894	$0.5894

7. LEASES

On June 1, 2022, the Company entered into a one-year lease for hangar space. The lease agreement provided for four renewal terms of one year each. Management has determined that the renewals are likely to be utilized and the renewal terms are included in the calculation of the lease liability and right of use asset. In 2022, the Company recognized a right of use operating lease asset in the amount of $421,000 for this lease.

Lease liabilities are measured at the commencement date based on the present value of future lease payments. As the Company's lease did not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The Company used a discount rate of 15.00% in determining its lease liabilities.

The discount is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of comparable value to the right-of-use asset in a similar economic environment. The discount rate therefore reflects what the Company "would have to pay", which requires estimation when no observable rates are available or where the applicable rates need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the discount using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates. The Company determined its discount rated based on the rate used by comparable public companies.

The following table presents net lease cost and other supplemental lease information:

	December 31, 2024	December 31, 2023
Lease cost:
Operating lease cost	$121,579	$121,579
Short term lease cost	113,110	35,297
Net lease cost	234,689	156,876
Cash paid for operating lease liabilities	$(75,801)	$(77,458)

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. LEASES (CONTINUED)

As of December 31, 2024 and December 31, 2023, the Company's lease liability is as follows:

Lease liability	December 31, 2024	December 31, 2023
Current portion of operating lease liability	$91,767	$75,801
Long-term portion of operating lease liability	162,150	253,917
	$253,917	$329,718

Future minimum lease payments to be paid by the Company as a lessee as of December 31, 2024 are as follows:

Operating lease commitments and lease liability
2025	123,599
2026	127,307
2027	53,696
Total future minimum lease payments	304,602
Discount	(50,685)
Total	$253,917

The lease has a remaining term of 2.41 years.

8. STOCKHOLDERS' DEFICIT

a) Common stock

On October 23, 2024, November 11, 2024 and November 29, 2024, the Company conducted closings of its offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings (“Reg A Offering”), pursuant to which an aggregate of 2,456,710 shares of common stock were issued at a price of $3.59 per share, for gross proceeds of $8,819,600. In conjunction with the closing of these rounds, the Company incurred share issuance costs of $735,634. The Company was also required to issue 24,574 warrants to the placement agent.  These warrants vest immediately, have an expiration date of September 6, 2029, and an exercise price of $3.59.  The Company valued the warrants using the Black-Scholes model and determined that the warrants had a fair value of $57,182.

On December 23, 2024, the Company closed another round of its Reg A Offering and issued 522,463 shares for gross proceeds of $1,875,642. Cash issuance costs totalling $105,703 were incurred in conjunction with this offering. As of December 31, 2024, the shares have not yet been issued but the funds were received.  Due to this, as of December 31, 2024, the proceeds are disclosed as common stock subscribed and the share issuance costs are disclosed as deferred financing charges on the consolidated balance sheet.  On the share issuance date of January 6, 2025, the Company was also required to issue 5,224 warrants to the placement agent.  These warrants vest immediately, have an expiration date of September 6, 2029, and an exercise price of $3.59. The issuance of the warrants occurred subsequent to December 31, 2024 and they are not recognized as of December 31, 2024.

There was no common stock activity during the year ended December 31, 2023.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. STOCKHOLDERS' DEFICIT (CONTINUED)

b) Warrants

A summary of Common Stock warrant activity during the year ended December 31, 2024 is as follows:

	Number of warrants	Weighted average exercise price	Weighted average remaining life in years	Aggregate intrinsic value
Outstanding, December 31, 2023	18,150,000	$0.33	4.00	$-
Issued	24,574	3.59
Outstanding, December 31, 2024	18,174,574	$0.33	4.00	$59,169,000
Vested, December 31, 2024	24,574	$3.59	4.68	$-

In September 2023, the Company issued 3,150,000 stand-alone warrants at a price of $0.01 for proceeds of $31,500. Each warrant entitles the holder to purchase one common share at a price of $0.33. The warrants become exercisable upon the earlier of the date of a successful initial public offering, a fundamental transaction or September 6, 2025, and will expire 4 years thereafter.

As previously noted, in connection with the 2024 Offerings, the Company was required to issue 24,574 warrants to the placement agent.  These warrants vest immediately, have an expiration date of September 6, 2029, and an exercise price of $3.59.  The Company valued the warrants using the Black-scholes model.  Based on the below inputs, the Company determined that the warrants had a fair value of $57,182.

Expected volatility	77.1%
Expected term (years)	4.78 - 4.95
Risk-free interest rate	3.52% - 4.20%
Dividend yield	0%

The stock price in the model was based on a 409(a) valuation, the volatility was based on the historical volatility of comparable public companies, and the expected term is the life of the warrant.

9. RELATED PARTY TRANSACTIONS

Due From Related Party

As of December 31, 2024 and 2023, $4,074 and $4,074, respectively, was due from the CEO, who is also a majority shareholder. The amounts are unsecured, non-interest bearing and due on demand.

Management Fees

During the year ended December 31, 2024 and 2023, management fees of $232,000 and $232,000, respectively, were incurred to the CEO, who is also a majority shareholder of the Company. As of December 31, 2024 and 2023, $0 and $18,500, respectively, of management fees were included in accounts payable and accrued liabilities.

Consulting Fees

During the year ended December 31, 2024 and 2023, the Company incurred an expense of $25,000 and $49,500, respectively, of fees to a BOD member.  As of December 31, 2024 and December 31, 2023, $0 and $0 of these fees were unpaid, respectively.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. RELATED PARTY TRANSACTIONS (CONTINUED)

During the year ended December 31, 2024 and 2023, the Company incurred an expense of $90,000 and $150,000, respectively, of fees to a Company for which a BOD member is part of senior management.  As of December 31, 2024 and 2023, $0 and $0 of these fees were included in accounts payable and accrued liabilities, respectively.

During the year ended December 31, 2024 and 2023, the Company incurred an expense of $53,000 and $54,000, respectively, of fees to an entity owned by the spouse of the CEO, who is also a majority shareholder.  As of December 31, 2024 and 2023, $0 and $4,000 of these fees were included in accounts payable and accrued expenses.

During the year ended December 31, 2024 and 2023, the Company incurred an expense of $0 and $56,250, respectively, of fees to the former CFO (current at the time the expenses were incurred) of the Company.  As of December 31, 2024 and 2023, $0 and $0 of these fees were unpaid, respectively.

Contract Labor

During the year ended December 31, 2024 and 2023, the Company incurred expenses of $0 and $7,500, respectively, to an immediate family member of the CEO, who is also a majority shareholder.  As of December 31, 2024 and 2023, $0 and $0 of these fees were unpaid, respectively.

Director Fees

During the year ended December 31, 2024 and 2023, directors fees of $164,000 and $168,000, respectively, were incurred. As of December 31, 2024 and 2023, $128,000 and $56,000, respectively, of directors fees were included in accounts payable and accrued liabilities.

Professional Fees

During the year ended December 31, 2024 and 2023, the Company incurred professional fee expenses of $95,000 and $92,000, respectively, with the VP of Development.  There were $0 owed to this related party as of December 31, 2024 and 2023.

During the year ended December 31, 2024 and 2023, the Company incurred professional fee expenses of $157,000 and $0, respectively, to the CFO of the Company. There were no amounts owed to this related party as of December 31, 2024 and 2023.

Commitments and Contingencies

The Company entered into an agreement with a company owned 50% by the CEO, who is also a majority shareholder.  The agreement is to buy jet engines.  The purchase price of the jet engines is $2,200,000.  During the year ended December 31, 2023, the Company made the first deposit on the agreement for $750,000.  During the year ended December 31, 2024, the Company made an additional deposit of $550,000.  As of December 31, 2024 and 2023, the Company had total long-term deposits with this related party of $1,300,000 and $750,000, respectively.

Notes Payable

On August 14, 2010, Company entered into a loan agreement with the CEO, who is also a majority shareholder, in the amount of $865,000. The loan bears no interest, with no terms of repayment and is due on demand. During the years ended December 31, 2024 and 2023, repayments of $45,000 and $247,500, respectively, were made. As of December 31, 2024 and 2023, $190,050 and $235,050, respectively was outstanding for this loan.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. RELATED PARTY TRANSACTIONS (CONTINUED)

On August 14, 2010, the Company entered into a loan agreement with an entity owned by the spouse of the CEO, who is also a majority shareholder, in the amount of $865,000. The loan bears no interest, with no terms of repayment and is due on demand. As of December 31, 2024 and 2023, $865,000 was outstanding for this loan.

On April 10, 2016, the Company entered into a loan agreement with a company owned 50% by the CEO, who is also a majority shareholder in the amount of $100,000. The loan bears no interest, with no terms of repayment and is due on demand. As of December 31, 2024 and 2023, $100,000 was outstanding for this loan.

On August 1, 2022, the Company entered into a loan agreement with the CEO, who is also a majority shareholder, in the amount of $475,150. The loan bears no interest, with no terms of repayment, and is due on demand. As of December 31, 2024 and 2023, $475,150 was outstanding for this loan.

10. INCOME TAXES

The components of the Company’s provision for income taxes for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
Current:
Federal	-	-
State	-	-
Total current	-	-
Deferred:
Federal	(1,660,843)	(983,132)
State	(434,983)	(257,487)
Total deferred	(2,095,826)	(1,240,619)
Permanent book/tax differences	482,490	187,332
Change in valuation allowance	1,613,336	1,053,287
Total tax benefit	$-	$-

A reconciliation between the effective income tax rate and the federal statutory income tax rate is as follows:

	December 31, 2024	December 31, 2023

Loss before income taxes	$(7,908,777)	$(4,681,583)
Expected recovery at federal rate of 21%	(1,660,843)	(983,132)
Expected recovery at state rate of 5.5%	(434,983)	(257,487)
Permanent book/tax differences	482,490	187,332
Change in valuation allowance	1,613,336	1,053,287
Total tax benefit	$-	$-

	December 31, 2024	December 31, 2023

US federal statutory rate	21.0%	21.0%
Florida state rate	5.5%	5.5%
Effects of:
Amortization of debt discount	(6.0%)	(3.8%)
Valuation allowance	(20.5%)	(22.7%)
	0%	0%

The effective tax rate for 2024 is materially consistent with the prior year comparable period due to the continued full valuation allowance recorded against net deferred tax assets:

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (CONTINUED)

Deferred Income Tax

The significant components of the deferred tax assets and liabilities consisted of the following:

	December 31, 2024	December 31, 2023
Deferred tax assets
Net operating loss carryforwards	$3,852,828	$874,146
Property, plant and equipment	12,794	10,842
Convertible debt	104,538	449,461
Total deferred tax assets	3,970,327	1,334,449

Deferred tax liabilities
Derivative liabilities	(452,344)	(17,029)
Total deferred tax liabilities	(452,344)	(17,029)

Valuation allowance	(3,517,983)	(1,317,420)

Net deferred tax asset	$-	$-

As of December 31, 2024, the Company had approximately $14,539,000 and $14,539,000, respectively, of federal and state net operating loss carry forwards that carry forward indefinitely. As of December 31, 2023, the Company had approximately $5,515,000 and $5,512,830, respectively, of federal and state net operating loss carry forwards that carry forward indefinitely. Future utilization of the net operating loss carry forwards is subject to certain limitations under Section 382 of the Internal Revenue Code.

In assessing the realizability of deferred tax assets, management considers all positive and negative evidence to determine whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty of the Company's ability to realize the benefit of the deferred tax assets, primarily related to the history of cumulative operating losses, the net deferred tax assets are fully offset by a valuation allowance at December 31, 2024 and 2023.

The Company is subject to U.S. federal income tax examinations by tax authorities for all tax years since inception due to unexpired net operating loss carryforwards originating in and after that year. The Company may be subject to income tax examinations for the various state taxing authorities which vary by jurisdiction.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

11. COMMITMENTS AND CONTINGENCIES

Issuance of option to consultant and officer

On September 1, 2023, the Company entered into an agreement with a consultant. Under the agreement, the Company was obligated to issue 100,000 options.  Both the Company and the consultant have agreed to delay issuance of these options until an Offering price has been established as part of an initial public offering or other public offering ("Offering Price").

The agreement also calls for 150,000 contingent Options, subject to future approval by the Board of Directors, with an exercise price equal to the Offering Price.

On January 1, 2024, the Company entered into an agreement with the Chief Financial Officer (the “CFO”). Under the agreement, the Company was obligated to issue 100,000 options.  Both the Company and the CFO have agreed to delay issuance of these options until an Offering price has been established as part of an initial public offering or other public offering (“Offering Price”).

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The agreement also calls for 150,000 contingent Options, subject to future approval by the Board of Directors, with an exercise price equal to the Offering Price.

Midland Economic Development Agreement

On October 7, 2024, the Company entered into an economic development agreement (the "Economic Development Agreement") with Midland Development Corporation ("MDC"), whereby MDC has agreed to provide certain incentives to the Company for (i) expansion of its business operations to the Midland International Air & Space Port ("KMAF"), (ii) creation and retention of primary jobs within the corporate limits of the City of Midland, and (iii) relocation of certain capital assets and equipment at the Midland International Air & Space Port. In connection with the Economic Development Agreement, the Company has a commitment to enter into certain temporary, short-term, and long-term hangar leases at KMAF, and the MDC would provide reimbursements of lease payments until a long-term hangar lease is being entered into.

Aerovision Aircraft Acquisition Agreement

On October 31, 2024, the Company entered into an aircraft acquisition agreement ("Aircraft Agreement") with Aerovision LLC ("Aerovision"), pursuant to which the Company agreed to purchase from Aerovision various used aircrafts and associated spare equipment (the "Aircraft Transactions") in phases. The subject aircraft for acquisition pursuant to the Aircraft Agreement are: (i) twelve F-4 Phantom II aircraft, (ii) one MD-83 with U.S. Federal Aviation Administration ("FAA") Registration N572AA, and (iii) one DC-9 with FAA Registration N932NA.  The twelve F-4 Phantom II aircraft have recently been decommissioned by the Republic of Korea Air Force, and will have to be registered with the FAA after they are imported into the United States from South Korea.

The Aircraft Agreement requires an initial deposit advance in the amount of $5,000,000 to be made no later than ten business days from the signing of the Aircraft Agreement, which has been paid from funds received from the Company's Regulation A Tier 2 Offering. The payment of the deposit is considered to constitute "Phase 1" under the Aircraft Agreement.  Phase 2 will involve the payment of an additional $5,000,000 for the acquisition of eight of the twelve F-4 Phantom II aircraft.  Such payment is due no later than December 15, 2024. Phase 3 will involve the payment of an additional $5,000,000 for the acquisition of the final four F-4 Phantom II aircraft.  Such payment is due no later than March 15, 2025. Phase 4 shall involve the payment of an additional $5,000,000 for the acquisition of the MD-83 aircraft with FAA Registration N572AA, and the DC-9 aircraft with FAA Registration N932NA.  The parties are to use their reasonable best efforts to complete Phase 4 by April 15, 2025. This agreement has subsequently been amended.

On January 28, 2025, the Company and Aerovision verbally agreed to amend the Aircraft Agreement regarding the Aircraft Transactions, pursuant to which: (i) the Company may elect not to proceed with Phase 3 and/or Phase 4; (ii) the initial deposit advance of $5,000,000 is broken down into two payments of $2,500,000 each, with the first payment to be made on or before January 31, 2025 (which has been paid on January 24, 2025), and the second payment to be made within 10 days of Aerovision executing a binding agreement to acquire a minimum of eight F-4 Phantom II aircraft from an alternative supplier(s); (iii) the due date for payment associated with Phase 2 is amended to be within five days of Aerovision providing confirmation of shipping of the F-4 Phantom II aircraft to the Company from the point of origin; (iv) the due date for payment associated with Phase 3, if Starfighters International elected to proceed, is amended to be October 31, 2025; (v) the due date for payment associated with Phase 4, if Starfighters International elected to proceed, is amended to be January 31, 2026.

STARFIGHTERS SPACE, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. SUBSEQUENT EVENTS

On January 6, 2025, the Company closed a round of its Reg A Offering in relation to funds already received as of December 31, 2024 (Note 8) and issued 522,463 shares of common stock at a price of $3.59 per share, for gross proceeds of $1,875,642. In conjunction with closing this financing round, the Company incurred cash issuance costs of $105,703. On January 6, 2025, the Company issued 5,224 agent's warrants in connection with this closing, with each warrant exercisable into one share of common stock at an exercise price of $3.59 and expiring on September 6, 2029.

On April 2, 2025, the Company closed a round of its Reg A Offering and issued 1,141,197 shares of common stock at a price of $3.59 per share for gross proceeds of $4,096,886. In connection with the closing of this round, the Company incurred cash issuance costs of $225,667. On April 2, 2025, the Company issued 11,425 agent’s warrants in connection with this closing, with each warrant exercisable into one share of common stock at an exercise price of $3.59 and expiring on September 6, 2029.

On April 25, 2025, the Company closed a round of tis Reg A Offering and issued 234,262 shares of common stock at a price of $3.59 per share for gross proceeds of $841,001. On April 25, 2025, the Company issued 2,344 agent’s warrants in connection with this closing, with each warrant exercisable into one share of common stock at an exercise price of $3.59 and expiring on September 6, 2029.

Item 8. Exhibits

Exhibit No.	Description

EX1A-2.1	Certificate of Incorporation of Starfighters Space, Inc.†

EX1A-2.2	Bylaws of Starfighters Space, Inc.†

EX1A-3.1	Form of Common Stock Certificate†

EX1A-4.1	Form of Subscription Agreement†

EX1A-6.1	Promissory Note issued by Starfighters International, Inc. to RLB Aviation, Inc. dated August 14, 2010†

EX1A-6.2	Promissory Note issued by Starfighters International, Inc. to Rick Svetkoff dated August 14, 2010†

EX1A-6.3	Asset Purchase Agreement between Starfighters International, Inc. and Hypersonic Group Inc. dated October 1, 2021†

EX1A-6.4	Equity Purchase Agreement between Starfighters International, Inc. and Rick Svetkoff dated January 1, 2022†

EX1A-6.5	Asset Transfer Agreement between Starfighters International, Inc. and RLB Aviation, Inc. dated January 1, 2022†

EX1A-6.6	Site Occupant Lease Agreement C20756 between Starfighters Aerospace Inc. and Space Florida dated June 1, 2022 †

EX1A-6.7	Promissory Note issued by Starfighters, Inc. to Rick Svetkoff dated August 1, 2022†

EX1A-6.8	Consulting Agreement between Fortuna Investment Corp. and Starfighters Space, Inc. dated September 1, 2022†

EX1A-6.9	Equity Exchange Agreement between Starfighters Space, Inc. and Rick Svetkoff dated September 9, 2022†

EX1A-6.10	Consulting Agreement between F2 Florida, LLC and Starfighters Space, Inc. dated October 1, 2022 †

EX1A-6.11	Indemnity Agreement between Starfighters Space, Inc. and Austin Thornberry dated October 17, 2022†

EX1A-6.12	Indemnity Agreement between Starfighters Space, Inc. and Frostee Rucker dated October 17, 2022†

EX1A-6.13	Indemnity Agreement between Starfighters Space, Inc. and Sean Bromley dated October 17, 2022†

EX1A-6.14	Indemnity Agreement between Starfighters Space, Inc. and Timothy Franta dated October 17, 2022†

EX1A-6.15	Loan Agreement between Starfighters, Inc., and Space Florida dated February 16, 2012†

EX1A-6.16	Debenture Indenture between Starfighters Space, Inc. and Computershare Trust Company of Canada dated February 24, 2023†

EX1A-6.17	Security Agreement between Starfighters Space, Inc. and Computershare Trust Company of Canada dated February 24, 2023†

EX1A-6.18	Memorandum of Agreement between Starfighters International, Inc. and Space Launch Delta 45 dated March 28, 2023†

EX1A-6.19	Amendment 01 to Site Occupant Lease Agreement C20756 between Starfighters International Inc. and Space Florida dated June 1, 2023 †

EX1A-6.20	Consulting Agreement between Starfighters Space, Inc. and Little Hill Holdings, LLC dated June 23, 2023†

EX1A-6.21	Engagement Agreement dated October 27, 2023 between Starfighters Space, Inc. and Digital Offering LLC†

EX1A-6.22	Extension Agreement between Starfighters International, Inc. and Hypersonic Group Inc. dated December 29, 2023†

EX1A-6.23+	Starfighters Space, Inc. 2023 Stock Incentive Plan†

EX1A-6.24+	Consulting Agreement between Starfighters Space, Inc. and Austin Thornberry dated February 1, 2023†

EX1A-6.25+	Consulting Agreement between Starfighters Space, Inc. and Sea Island Consulting Ltd. dated January 1, 2024†

EX1A-6.26	Posting Agreement between Starfighters Space, Inc. and Equifund Technologies LLC, dated February 8, 2024†

EX1A-6.27	Amendment 02 to Site Occupant Lease Agreement C20756 between Starfighters International Inc. and Space Florida effective June 1, 2024 †

EX1A-6.28	Form of Agent Warrant†

EX1A-6.29	First Amendment to Engagement Agreement dated June 11, 2024 between Starfighters Space, Inc. and Digital Offering LLC†

EX1A-6.30	Economic Development Agreement between Midland Development Corporation and Starfighters Space Texas, Incorporated, dated October 7, 2024(3)

EX1A-6.31	Amendment 1 to Loan and Security Agreements among Starfighters, Inc., Starfighters Space, Inc. and Space Florida, dated effective as of November 1, 2024(1)

EX1A-6.32	Aircraft Acquisition Agreement, dated October 31, 2024, between Starfighters International, Inc. and Aerovision LLC‡(2)

EX1A-6.33	First Supplemental Convertible Debenture Indenture, dated December 19, 2024, between Starfighters Space, Inc. and Computershare Trust Company of Canada (4)

EX1A-8.1	Bi-Party Escrow Agreement between Starfighters Space, Inc. and Enterprise Bank & Trust dated April 17, 2024†

EX1A-11.1	Consent of Adeptus Partners, LLC*

* Filed herewith.

† Incorporated by reference to our Offering Statement on Form 1-A filed with the SEC on August 16, 2024.

‡ Portions of this exhibit have been omitted.

+ Indicates a management contract or compensatory plan.

(1) Incorporated by reference to our Current Report on Form 1-U filed with the SEC on October 30, 2024.

(2) Incorporated by reference to our Current Report on Form 1-U filed with the SEC on November 4, 2024.

(3) Incorporated by reference to our Semiannual Report on Form 1-SA filed with the SEC on December 5, 2024.

(4) Incorporated by reference to our Current Report on Form 1-U filed with the SEC on December 23, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2025	STARFIGHTERS SPACE, INC.

	By:	/s/ Rick Svetkoff
	Name:	Rick Svetkoff
	Title:	President, Chief Executive Officer, Executive Chairman
(Principal Executive Officer) and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Rick Svetkoff	President, Chief Executive Officer, Executive Chairman	April 30, 2025
Rick Svetkoff	(Principal Executive Officer) and Director

/s/ David Whitney	Chief Financial Officer (Principal Financial Officer and	April 30, 2025
David Whitney	Principal Accounting Officer)

/s/ Tim Franta		April 30, 2025
Tim Franta	VP Development and Director

/s/ Austin Thornberry		April 30, 2025
Austin Thornberry	Director

/s/ Frostee Rucker		April 30, 2025
Frostee Rucker	Director

/s/ Sean Bromley		April 30, 2025
Sean Bromley	Director

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the inclusion in this Annual Report of Starfighters Space Inc. on Form 1-K of our report dated April 30, 2025 relating to the audited consolidated financial statements of Starfighters Space, Inc. for the fiscal years ended December 31, 2024 and 2023.

/s/ Adeptus Partners, LLC

Adeptus Partners, LLC

Ocean, New Jersey

April 30, 2025